Management's

Discussions and Analysis

For the three and six months

ended

June 30, 2025

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of OR Royalties Inc. (formerly Osisko Gold Royalties Ltd) and its subsidiaries (together, "OR Royalties" or the "Company") for the three and six months ended June 30, 2025 should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2025. The unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements. Management is responsible for the preparation of the unaudited condensed interim consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit and Risk Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the unaudited condensed interim consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of August 5, 2025, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2025, following the recommendation of the Audit and Risk Committee. All monetary amounts included in this report are expressed in U.S. dollars, the Company's reporting currency, unless otherwise noted. During the three months ended December 31, 2024, the Company elected to change its presentation currency from Canadian dollars ("C$") to U.S. dollars. In accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, this change in presentation currency was applied retrospectively as if the new presentation currency had always been the Company's presentation currency and, accordingly, the comparative figures for 2024 have been restated. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Description of the Business

At the annual and special meeting of shareholders held on May 8, 2025, the shareholders of the Company approved the resolution to amend the articles of the Company to change its name from “Osisko Gold Royalties Ltd” to “OR Royalties Inc.”. The name change became effective on that date.

OR Royalties is engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Company's risk/reward objectives. The Company owns a portfolio of royalties, streams, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 3-5% net smelter return ("NSR") royalty on the Canadian Malartic Complex, located in Québec, Canada.

OR Royalties is a public company domiciled in the Province of Québec, Canada, whose shares trade on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") and is constituted under the Business Corporations Act (Québec). The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

Business Model and Strategy

OR Royalties is focused on acquiring high-quality, long-life precious metals royalties and streams on assets located in favourable jurisdictions that are operated by established mining companies. The Company deploys capital through the acquisition of royalty and stream investments on metal mining projects at various stages of operation and development. OR Royalties endeavours to provide investors with lower-risk precious metals exposure via a geographically and operationally diversified asset base. OR Royalties' objective is to deploy capital into new and accretive investment opportunities to further enhance its growth profile.

Highlights

Second Quarter of 2025

  19,700 gold equivalent ounces ("GEOs1") earned (20,068 GEOs in Q2 20242);

  Revenues from royalties and streams of $60.4 million ($47.4 million in Q2 2024);

  Cash flows generated by operating activities of $51.4 million ($38.2 million in Q2 2024);

  Net earnings of $32.4 million, $0.17 per basic share (net loss of $15.4 million, $0.08 per basic share in Q2 2024);

  Adjusted earnings3 of $34.1 million, $0.18 per basic share ($24.2 million, $0.13 per basic share in Q2 2024);

  Net repayments of $40.0 million under the revolving credit facility;

  Cash balance of $49.6 million and debt outstanding of $35.7 million as at June 30, 2025;

  Increase in the revolving credit facility to $650.0 million plus an uncommitted accordion of $200 million, and extension of the maturity date to May 30, 2029;

  First payment received from Cardinal Namdini Mining Ltd. under the Namdini 1.0% NSR royalty;

  First payment received from Talisker Resources Ltd. under the Bralorne 1.7% NSR royalty;

  Acquisition by OR Royalties International Ltd. ("OR Royalties International") of a 100% silver stream on Orla Mining Ltd.'s South Railroad project in Nevada, United States, for consideration of $13.0 million;

  Acquisition of a basket of royalties across various projects in British Columbia, Canada, from Sable Resources Ltd. ("Sable Resources") for consideration of C$3.8 million ($2.8 million), as well as certain rights in relation to the future acquisition of similar interests from Sable Resources;

  Publication of the fifth edition of the Company's sustainability report, Growing Responsibly, in addition to the OR Royalties 2025 Asset Handbook; and,

  Declaration of a quarterly dividend of $0.055 per common share payable on July 15, 2025 to shareholders of record as of the close of business on June 30, 2025, an increase of 20% over the previous quarterly dividend, based on the foreign currency rate (C$/US$) on the declaration date of the first quarter dividend.

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1 GEOs are calculated on a quarterly basis and include royalties and streams. Silver ounces and copper tonnes earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces or copper tonnes earned by the average silver price per ounce or copper price per tonne for the period and dividing by the average gold price per ounce for the period. Cash royalties and other metals and commodities are converted into gold equivalent ounces by dividing the associated revenue by the average gold price per ounce for the period. For average metal prices used, refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A.

2 Three months ended June 30, 2024 ("Q2 2024").

3 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Subsequent to June 30, 2025

  Additional repayments of $21.0 million under the revolving credit facility; and

  Declaration of a quarterly dividend of $0.055 per common share payable on October 15, 2025 to shareholders of record as of the close of business on September 30, 2025.

Guidance for 2025 and 5-Year Outlook

2025 Guidance

OR Royalties expects GEOs earned to range between 80,000 to 88,000 in 2025 at an average cash margin4 of approximately 97%. For the 2025 guidance, deliveries of silver, copper, and cash royalties have been converted to GEOs using commodity prices based on February 2025 consensus commodity prices and a gold/silver price ratio of 83:1. The 2025 guidance assumes Capstone Copper Corp.'s Mantos Blancos mine will continue to operate at its Phase I nameplate throughput capacity of 20,000 tonnes per day ("tpd"), as well as a ramp up in payments associated with GEOs earned from Cardinal Namdini Mining Ltd.'s Namdini mine in the second half of 2025. In addition, the guidance assumes a full year of GEOs earned from the copper stream from MAC Copper Ltd.'s CSA mine and the NSR royalty on G Mining Ventures Corp.'s Tocantinzinho mine.

OR Royalties' 2025 guidance on royalty and stream interests is largely based on publicly available forecasts from its operating partners. When publicly available forecasts on properties are not available, OR Royalties obtains internal forecasts from the producers or uses management's best estimate.

5-Year Outlook

OR Royalties expects its portfolio to generate between 110,000 and 125,000 GEOs in 2029. The outlook assumes the commencement of production at Gold Fields Limited's Windfall project and South32 Limited's Hermosa/Taylor project, amongst others. It also assumes increased production from certain other operators that are advancing expansions, including Alamos Gold Inc.'s Island Gold Phase 3+ Expansion. The 5-year outlook assumes there will be no GEOs contribution from the Eagle Gold mine, which is currently in receivership.

Beyond this growth profile, OR Royalties owns several other growth assets, which have not been factored into the 5-year outlook, as their respective development timelines are either longer, or difficult to reasonably forecast at this time. As these operators provide additional clarity on these respective assets, OR Royalties will seek to include them in future long-term outlooks.

This 5-year outlook is based on internal judgements of publicly available forecasts and other disclosure by the third-party owners and operators of the Company's assets and could differ materially from actual results. When publicly available forecasts on properties are not available, OR Royalties obtains internal forecasts from the operators or uses management's best estimate. The commodity price assumptions that were used in the 5-year outlook are based on current long-term consensus and a gold/silver price ratio of 80:1.

This 5-year outlook, originally published on February 19, 2025, replaces the 5-year outlook previously released in February 2024, the latter of which should be considered as withdrawn. Investors should not use the current 5-year outlook to extrapolate forecast results to any year within the 5-year period (2025-2029).

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4 Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned by the Company's producing royalty, stream and other interests:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

Gold
Canadian Malartic Complex royalty	8,817	8,354	16,015	17,530
Éléonore royalty	1,152	1,343	2,809	2,604
Seabee royalty	662	734	1,620	1,624
Island Gold royalty	673	692	1,556	1,374
Ermitaño royalty	478	627	990	1,147
Lamaque royalty	372	377	943	907
Pan royalty	246	239	609	634
Tocantinzinho royalty (i)	226	-	505	-
Bald Mountain royalty	388	418	405	848
Fruta del Norte royalty	97	91	218	179
Namdini royalty (ii)	130	-	130	-
Eagle Gold royalty (iii)	-	1,203	-	2,857
Others	240	138	544	406
	13,481	14,216	26,344	30,110

Silver
Mantos Blancos stream	2,223	2,213	4,803	5,140
Sasa stream	987	1,175	2,201	2,043
CSA stream	1,139	1,412	2,020	2,555
Gibraltar stream	329	643	952	1,270
Canadian Malartic Complex royalty	46	43	84	87
Others	46	42	103	83
	4,770	5,528	10,163	11,178
Copper and others
CSA copper stream (iv)	772	-	1,507	-
Renard diamond stream (v)	646	288	646	985
Others	31	36	54	54
	1,449	324	2,207	1,039
Total GEOs	19,700	20,068	38,714	42,327

(i) G Mining Ventures Corp. announced its first gold production on July 9, 2024. Commercial production was declared on September 3, 2024, and the first royalty payment was received in the fourth quarter of 2024.

(ii) The Company received its first payment during the second quarter of 2025. The Namdini mine is currently ramping up production.

(iii) On June 24, 2024, Victoria Gold Corp. ("Victoria") announced a slope failure of its heap leach facility at the Eagle Gold mine and operations have since been suspended. Please refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A for more details.

(iv) The CSA copper stream was acquired on June 15, 2023, with an effective date of June 15, 2024. The first delivery of copper was received and sold by OR Royalties International (formerly Osisko Bermuda Limited), a subsidiary of the Company, during the third quarter of 2024. Copper is delivered on the last day of each quarter, and may, in certain situations, be sold in the subsequent quarter.

(v) On October 27, 2023, Stornoway Diamonds (Canada) Inc. ("Stornoway"), the operator of the Renard diamond mine, announced it was suspending operations and placing itself under the protection of the Companies' Creditors Arrangement Act ("CCAA"). In 2024 and 2025, the Renard mine processed and sold a small number of diamonds as part of the care and maintenance plan.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

GEOs by Product

Average Metal Prices and Exchange Rate

	Three months ended June 30,				Six months ended June 30,
	2025		2024		2025		2024
	Realized	Average	Realized	Average	Realized	Average	Realized	Average

Gold (i)	$3,284	$3,280	$2,346	$2,338	$3,074	$3,067	$2,203	$2,203
Silver (ii)	$34.23	$33.68	$28.70	$28.84	$33.46	$32.76	$26.10	$26.07
Copper (iii)	n/a	$9,524	n/a	$9,753	$9,783	$9,431	n/a	$9,090

Exchange rate (C$/US$) (iv)	n/a	0.7226	n/a	0.7308	n/a	0.7098	n/a	0.7361

(i) The average price represents the London Bullion Market Association's PM price in U.S. dollars per ounce.

(ii) The average price represents the London Bullion Market Association's price in U.S. dollars per ounce.

(iii) The average price represents the London Metal Exchange's price in U.S. dollars per tonne.

(iv) Bank of Canada daily rate.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Royalty, Stream and Other Interests Portfolio Overview

As at August 5, 2025, OR Royalties owned a portfolio of 180 royalties, 15 streams and 3 offtakes, as well as 8 royalty options. Currently, the Company has 22 producing assets.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets

Producing	17	5	-	22
Development	15	9	1	25
Exploration and evaluation	148	1	2	151
	180	15	3	198

Producing assets (i)

Asset	Operator	Interest (ii)	Commodity	Jurisdiction

North America
Akasaba West (iii)	Agnico Eagle Mines Limited	2.5% NSR royalty	Au, Cu	Canada
Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% GSR (iv) royalty	Au	USA
Bralorne (v)	Talisker Resources Ltd.	1.7% NSR royalty	Au	Canada
Canadian Malartic Complex	Agnico Eagle Mines Limited	3 - 5% NSR royalty	Au, Ag	Canada
Éléonore	Dhilmar Ltd	1.8 - 3.5% NSR royalty	Au	Canada
Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico
Gibraltar	Taseko Mines Limited	100% stream	Ag	Canada
Island Gold District	Alamos Gold Inc.	1.38 - 3% NSR royalty	Au	Canada
Lamaque Complex	Eldorado Gold Corporation	1% NSR royalty	Au	Canada
Macassa TH	Agnico Eagle Mines Limited	1% NSR royalty	Au	Canada
Pan	Equinox Gold Corp.	4% NSR royalty	Au	USA
Parral	GoGold Resources Inc.	2.4% stream	Au, Ag	Mexico
Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico
Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada

Outside of North America
Brauna	Lipari Mineração Ltda	1% GRR (vi)	Diamonds	Brazil
CSA	MAC Copper Limited	100% stream 3.0 - 4.875% stream	Ag Cu	Australia
Dolphin Tungsten	Group 6 Metals Limited	1.5% GRR	Tungsten (W)	Australia
Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador
Mantos Blancos	Capstone Copper Corp.	100% stream	Ag	Chile
Namdini (vii)	Cardinal Namdini Mining Ltd.	1% NSR royalty	Au	Ghana
Sasa	Central Asia Metals plc	100% stream	Ag	North Macedonia
Tocantinzinho	G Mining Ventures Corp.	0.75% NSR royalty	Au	Brazil

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Key exploration/evaluation and development assets

Asset	Operator	Interest	Commodities	Jurisdiction

Altar	Aldebaran Resources Inc. and Sibanye-Stillwater Ltd.	1% NSR royalty	Cu, Au	Argentina
Amulsar	United Gold (private)	3.34% Au / 49.22% Ag streams	Au, Ag	Armenia
Arctic	South32 Limited / Trilogy Metals Inc.	1% NSR royalty	Cu	USA
AntaKori	Regulus Resources Inc.	0.75% - 1.5% NSR royalty	Cu, Au	Peru
Back Forty	Gold Resource Corporation	18.5% Au / 85% Ag streams	Au, Ag	USA
Cariboo	Osisko Development Corp.	5% NSR royalty	Au	Canada
Cascabel	SolGold plc	6% stream 0.6% NSR royalty	Au Cu, Au	Ecuador
Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada
Copperwood	Highland Copper Company Inc.	1.5% NSR royalty 0.115% NSR royalty	Cu Ag	USA
Dalgaranga	Ramelius Resources Ltd	1.44% GRR	Au	Australia
Eagle Gold (viii)	Victoria Gold Corp.	5% NSR royalty	Au	Canada
Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada
Hermosa (Taylor)	South32 Limited	1% NSR royalty on sulphide ores	Zn, Pb, Ag	USA
Horne 5	Falco Resources Ltd.	90% - 100% stream	Ag	Canada
Magino (ix)	Alamos Gold Inc.	3% NSR royalty	Au	Canada
Marban	Agnico Eagle Mines Limited	0.435-2% NSR royalty	Au	Canada
Marimaca MOD	Marimaca Copper Corp.	1% NSR royalty	Cu	Chile
Pine Point	Pine Point Mining Limited	3% NSR royalty	Zn	Canada
Shaakichiuwaanaan	Patriot Battery Metals Inc.	2% NSR royalty	Lithium (Li)	Canada
South Railroad	Orla Mining Ltd.	100% Ag stream	Ag	USA
Spring Valley (x)	Solidus Resources LLC	0.5 - 3.5% NSR royalty	Au	USA
Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada
West Kenya	Saturn Resources Ltd.	2% NSR royalty	Au	Kenya
Wharekirauponga (WKP)	OceanaGold Corporation	2% NSR royalty	Au	New Zealand
White Pine	White Pine Copper LLC	1.5% NSR royalty 11.5% NSR royalty	Cu Ag	USA
Windfall	Gold Fields Limited	2.0 - 3.0% NSR royalty	Au	Canada

(i) The Renard diamond stream is excluded from producing assets as deliveries received since 2023 are only related to residual production from the mine.

(ii) Excluding tail royalties and streams reduction, when applicable.

(iii) The royalty covers less than half of the planned open-pit mine surface area.

(iv) Gross smelter return ("GSR").

(v) In April 2025, Talisker Resources Ltd. announced that it has begun lateral development on the Alhambra Vein at the Bralorne gold project. The Company received its first royalty payment in April 2025.

(vi) Gross revenue royalty ("GRR").

(vii) During the second quarter of 2025, the Company received its first royalty payment from the Namdini gold mine.

(viii) On June 24, 2024, Victoria announced a slope failure of its heap leach facility at the Eagle Gold mine and operations have since been suspended. On August 14, 2024, PricewaterhouseCoopers Inc., LIT was appointed as receiver and manager of Victoria Gold Corp. by the Ontario Superior Court of Justice. Please refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A for more details.

(ix) The 3% NSR royalty covers a small portion of the currently proposed mine plan. Commercial production was declared at Magino in November 2023, but OR Royalties does not expect to receive royalty payments in the short term.

(x) A 3-3.5% NSR royalty is applicable to the core resource area; a separate 0.5-2% NSR royalty is applicable on the periphery of the property.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Main Producing Assets

Geographical Distribution of Assets

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Royalty, Stream and Other Interests - Main Transactions (2025)

In May 2025, OR Royalties International acquired a silver stream on Orla Mining Ltd.'s South Railroad project in Nevada, United States, for $13.0 million. OR Royalties International will be entitled to receive 100% of the silver production from the Dark Star, Pinion and Jasperoid Wash deposits for the life of mine, in exchange for ongoing cash payments for refined silver equal to 15% of the silver spot price at the time of delivery.

Main Producing Assets - Updates

Canadian Malartic Complex Royalty (Agnico Eagle Mines Limited)

The Company holds a 3-5% NSR royalty on the Canadian Malartic mine, which is located in Malartic, Québec and is operated by Agnico Eagle Mines Limited ("Agnico Eagle"). OR Royalties also holds a 5.0% NSR royalty on the East Gouldie and Odyssey South underground deposits, a 3.0% NSR royalty on the Odyssey North underground deposit and a 3.0-5.0% NSR royalty on the East Malartic underground deposit, which are located adjacent to the Canadian Malartic mine. The Canadian Malartic mine and the Odyssey mine now form the Canadian Malartic Complex. In addition, a C$0.40 per tonne milling fee is payable to OR Royalties on ore processed from any property that was not part of the Canadian Malartic property at the time of the sale of the mine in 2014.

Guidance - 2025

On February 13, 2025, Agnico Eagle reported production guidance of 575,000 to 605,000 ounces of gold at Canadian Malartic for the year 2025, compared to 655,654 ounces of gold produced in 2024. The production forecast is lower in 2025 when compared to previous guidance primarily due to the company's decision to defer the reintroduction of pre-crushed low-grade ore, to accommodate modifications to the in-pit tailings approach and ramp-up. Production is forecast to be in line with previous guidance in 2026 (545,000 to 575,000 ounces) and increase by approximately 95,000 ounces of gold in 2027 (635,000 to 665,000 ounces), with the contribution from East Gouldie at Odyssey. From 2025 to 2027, production is expected to be sourced from the Barnat pit and increasingly complemented by ore from Odyssey and low-grade stockpiles. Odyssey is expected to contribute approximately 85,000 ounces of gold in 2025, approximately 120,000 ounces of gold in 2026 and approximately 240,000 ounces of gold in 2027. In 2025, Canadian Malartic has planned quarterly shutdowns of four to five days for the regular maintenance at the mill.

Update on operations

On July 30, 2025, Agnico Eagle reported gold production at the Canadian Malartic Complex of 172,531 ounces in the second quarter of 2025, compared to 180,871 ounces in the second quarter of 2024. Gold production in the second quarter of 2025 was higher than planned primarily as a result of higher grades at the Barnat pit, partially offset by slightly lower volume milled. The higher gold grades at Canadian Malartic were a result of the continued mining of mineralized zones near historical underground stopes in the Barnat pit that returned higher grades than anticipated.

Agnico Eagle continues to work on several opportunities with a vision to potentially grow annual production to one million ounces per year in the 2030s. These opportunities include the potential for a second shaft at Odyssey, the development of a satellite open-pit at Marban and the development of the Wasamac underground project. Marban and Wasamac are located approximately 12 kilometres and 100 kilometres from the Canadian Malartic mill, respectively.

Update on Odyssey

On July 30, 2025, Agnico Eagle reported that, in the second quarter of 2025, mine development continued to advance ahead of schedule, with a record 4,850 metres completed. A key milestone was achieved as the ramp reached the mid-shaft loading station at level 102. The breakthrough to the shaft is scheduled for the third quarter of 2025, following the completion of the fresh air ventilation doors at level 102. The main ramp toward shaft bottom progressed to a depth of 1,019 metres as at June 30, 2025. Development of the East Gouldie production levels also advanced, with preparatory work underway for the planned production start-up in the second half of 2026. This includes installation of the ventilation system, paste distribution infrastructure, and essential services.

In the second quarter of 2025, excavation and construction of the mid-shaft loading station advanced, with excavation of the ore grizzly at level 102 and the loading pocket at level 112 completed. Steel installation between levels 102 and 112 is progressing well, with completion expected in the third quarter of 2025. Ramp excavation connecting level 102 to the crusher room (level 106) and loading station (level 112) is underway, with completion expected in the fourth quarter of 2025. As at June 30, 2025, the shaft reached a depth of 1,179 metres, with conventional shaft sinking expected to resume in the third quarter of 2025, ahead of schedule.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Construction activities of key surface infrastructure progressed on schedule and on budget. At the operational complex, expected to be completed in the first quarter of 2026, interior architectural, mechanical, and electrical installations are underway. Shaft ventilation system installation at the main hoist building is progressing on schedule, with completion expected in the third quarter of 2025. The fabrication of the production hoist is underway in Germany, with delivery expected in 2026. The construction of the second phase of the paste plant has commenced, which is expected to increase capacity to 20,000 tpd.

Building on continued exploration success at depth and the expansion of the mineral resource at East Gouldie, Agnico Eagle is evaluating opportunities to enhance operational efficiency over the medium to long term. One option under consideration is a 70-metre extension of Shaft #1 to a depth of 1,870 metres. This would involve relocating the loading station at shaft bottom to level 181 from level 174 and adding a loading station at level 146. This potential optimization could improve operational flexibility and efficiency in the early 2030s, reduce reliance on truck haulage, and further unlock the significant exploration potential at depth. This initiative is being assessed in parallel with the potential development of a second shaft at Odyssey.

Update on exploration

Agnico Eagle reported that in exploration drilling at the Odyssey mine and surrounding near-mine exploration properties during the second quarter of 2025, 13 underground rigs and 13 surface rigs drilled a total of 78,640 metres (132,016 metres year-to-date). The drilling program targeted the eastern and depth extensions of the East Gouldie deposit, the new Eclipse zone and portions of the Odyssey deposit near the Odyssey shaft. Regional exploration was focused on the 16-kilometre long land package around the mine, with additional activities conducted on the recently acquired Marban land package located immediately northeast of the Canadian Malartic property.

Drilling into the Lower East extension of the East Gouldie deposit beyond the current mineralized envelope was highlighted by hole MEX24-322WAZA intersecting 3.4 g/t Au over 36.2 metres at 1,947 metres depth and hole MEX24-322WBZ intersecting 3.5 g/t Au over 12.9 metres at 1,993 metres depth and 3.5 g/t Au over 19.2 metres at 2,013 metres depth, representing the deepest intersection of East Gouldie reported to date. These results extend East Gouldie at depth and to the east and are expected to contribute additional inferred mineral resources in this portion of the deposit at year-end 2025.

Hole MEX25-329 intersected the sub-parallel Eclipse zone approximately 300 metres to the north of East Gouldie, returning 4.3 g/t Au over 7.2 metres at 1,507 metres depth and 3.8 g/t Au over 14.0 metres at 1,519 metres depth, including 10.3 g/t Au over 2.5 metres at 1,518 metres depth. Further drilling targeting the Eclipse zone is ongoing to improve the geological understanding of the zone and its potential to add significant mineral resources near planned mine infrastructure.

Drilling in the Upper East extension of East Gouldie near the current shaft and ramp infrastructure was highlighted by hole UGEG-075-046 intersecting 5.7 g/t Au over 17.7 metres at 882 metres depth, including 8.9 g/t Au over 7.7 metres at 882 metres depth. Agnico Eagle believes this area has the potential to add indicated mineral resources and potentially mineral reserves to East Gouldie by year-end.

Drilling into the Odyssey deposit during the second quarter returned highlights that included: hole UGOD-046-017 intersecting 4.6 g/t Au over 13.1 metres at 408 metres depth in the Odyssey North zone; hole UGOD-041-060 intersecting 9.1 g/t Au over 10.5 metres (core length) at 394 metres depth and hole UGOD-041-063 intersecting 13.8 g/t Au over 6.0 metres (core length) at 387 metres depth, both within the Odyssey internal zones; and, in the eastern extension of the Odyssey South zone, hole UGOD-016-311 intersecting 4.8 g/t Au over 16.1 metres at 403 metres depth, including 8.0 g/t Au over 6.9 metres at 402 metres depth, and hole MEV25-301 intersecting 4.9 g/t Au over 27.0 metres (core length) at 396 metres depth.

In regional exploration, testing for the potential extension of the Keel structure at depth in the East Gouldie deposit was highlighted by hole CHL25-2949 intersecting 2.8 g/t Au over 17.0 metres at 1,756 metres depth, approximately 150 metres below the East Gouldie mineralized envelope.

Update on Mineral Reserve and Resource Estimates

On February 13, 2025, Agnico Eagle reported that successful exploration over the past year has continued to extend the limits of the East Gouldie Inferred Mineral Resource laterally to the west and to the east. Diamond drilling will continue in 2025 with over 20 drill rigs active on surface and underground to further assess the full potential of the Odyssey mine area and throughout the Canadian Malartic property package. Inferred Mineral Resources increased by 37% (1.2 million ounces of gold) year over year at the East Gouldie deposit to 4.6 million ounces of gold (61.2 million tonnes grading 2.32 g/t Au). The Odyssey mine now hosts a total of 5.55 million ounces of gold in Proven and Probable Mineral Reserves (52.6 million tonnes grading 3.28 g/t Au), 3.2 million ounce of gold in Measured and Indicated Mineral Resources (52.9 million tonnes grading 1.90 g/t Au) and 9.7 million ounces of gold in Inferred Mineral Resources (138.8 million tonnes grading 2.18 g/t Au).

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

For additional information, please refer to Agnico Eagle's press release dated February 13, 2025 titled "Agnico Eagle Reports Fourth Quarter And Full Year 2024 Results - Record Annual Gold Production And Free Cash Flow; Balance Sheet Strengthened By Further Debt Reduction; Updated Three-Year Guidance", Agnico Eagle's press release dated February 13, 2025 titled "Agnico Eagle Provides An Update On 2024 Exploration Results And 2025 Exploration Plans - Mineral Reserves Increase 1% Year-Over-Year To 54.3 Moz; Updated Mineral Reserves Of 2.8 Moz Declared At Upper Beaver; Inferred Mineral Resources Increase 9%" and Agnico Eagle's press release dated July 30, 2025 titled "Agnico Eagle Reports Second Quarter 2025 Results - Record Free Cash Flow With Another Quarter Of Strong Production And Cost Performance; Balance Sheet Further Strengthened By Transition To Net Cash Position And Long-Term Debt Repayment", all filed on www.sedarplus.ca.

Mantos Blancos Stream (Capstone Copper Corp.)

OR Royalties, through OR Royalties International owns a 100% silver stream on the Mantos Blancos mine, an open-pit mine located in the Antofagasta region of Chile. The Mantos Blancos mine is owned and operated by Capstone Copper Corp. ("Capstone").

Under the stream, OR Royalties International will receive refined silver equal to 100% of the payable silver from the Mantos Blancos mine until 19.3 million ounces have been delivered (6.8 million ounces have been delivered as at June 30, 2025), after which the stream percentage will be reduced to 40%. The purchase price for the silver under the Mantos Blancos stream is 8% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Capstone to OR Royalties International.

Guidance - 2025

On January 20, 2025, Capstone announced that copper production at Mantos Blancos is forecasted to increase in 2025 (43,000 to 51,000 tonnes from its sulphides business and 6,000 to 8,000 tonnes from its cathode business) due to higher mill throughput. Production is weighted towards the second half of the year driven by higher throughput as a planned maintenance shutdown is scheduled in the first quarter of 2025. OR Royalties International receives deliveries from Mantos Blancos production with a two-month lag.

Update on operations

On July 31, 2025, Capstone Copper reported production of 15,796 tonnes of copper at Mantos Blancos in the second quarter of 2025, which was 57% higher than in the second quarter of 2024. The increase was attributable to higher sulphide mill throughput (quarterly record 21,295 tpd in the second quarter of 2025, compared top 16,219 tpd in the second quarter of 2024) and higher sulphides feed grades as a result of mine sequence (0.89% in the second quarter of 2025, compared to 0.76% in the second quarter of 2024). Since achieving design sulphide mill throughput capacity in November 2024, the plant has met or exceeded average design capacity in seven of the last eight months.

Over the last few months, silver grades have been tracking lower than previously expected. Capstone Copper's management has indicated that the issues have been isolated, and that the grade should rebound in the second half of the calendar year.

Capstone Copper is currently evaluating the next phase of growth for Mantos Blancos, which is analyzing the potential to increase the concentrator plant throughput to at least 27,000 tpd and increase cathode production from the underutilized SX-EW plant. The sulphide concentrator plant expansion is expected to utilize existing and unused or underutilized process equipment, plus additional equipment for concentrate filtration, thickening and filtering of tailings. During the second quarter of 2025, individual peak daily sulphide mill throughput totaled 25,980 tpd as the plant was pushed to identify bottlenecks. The increase in cathode production is being evaluated based on an opportunity to re-leach spent ore from historical leaching and flotation operations. The increase in cathode production would utilize existing SX-EW plant capacity, with the addition of a dynamic leach pad, agglomeration and stacking infrastructure. The Mantos Blancos Phase II study is expected in 2026.

Update on exploration

On July 31, 2025, Capstone Copper reported that infill drilling at Mantos Blancos continued during the second quarter of 2025, with activities focused on Phases 15, 16, 23, and 25. In parallel, sonic drilling advanced over the historic stockpile.

For additional information, please refer to Capstone's press release dated January 20, 2025, titled "Capstone Copper Provides 2024 Production Results and Provides 2025 Guidance" and Capstone's press release dated July 31, 2025 titled "Capstone Copper Reports Second Quarter 2025 Results", both filed on www.sedarplus.ca.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Éléonore Royalty (Dhilmar Ltd.)

OR Royalties owns a sliding scale 1.8% to 3.5% NSR royalty on the Éléonore gold mine ("Éléonore") located in the Province of Québec and operated by Dhilmar Ltd. ("Dhilmar"). Dhilmar acquired Éléonore from Newmont Corporation ("Newmont") in the first quarter of 2025 for a cash consideration of $795 million. OR Royalties currently receives a NSR royalty of 2.2% on production at the Éléonore mine.

Update on Reserve and Resource Estimates

On February 20, 2025, Newmont reported Proven and Probable Mineral Reserves at Éléonore comprising 10.1 million tonnes grading 5.05 g/t Au for 1.6 million ounces of gold as at December 31, 2024, an increase of 7%, net of depletion.

For additional information, please refer to Newmont's press release dated February 20, 2025 titled "Newmont Reports 2024 Mineral Reserves of 134.1 Million Gold Ounces and 13.5 Million Tonnes of Copper", filed on www.sedarplus.ca.

Sasa Stream (Central Asia Metals plc)

OR Royalties, through OR Royalties International, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in North Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe. OR Royalties International's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for $5 per ounce (plus refining costs) of refined silver delivered, increased for inflation annually from 2017 ($6.545 per ounce in 2025).

Guidance - 2025

Sasa's guidance for 2025 is forecast at 790,000 to 810,000 tonnes of ore mined and processed, and metal-in-concentrate production is estimated to 19,000 to 21,000 tonnes of zinc and 27,000 to 29,000 tonnes of lead. On July 10, 2025, Central Asia adjusted its outlook down to 17,000 to 19,000 tonnes of zinc and 25,000 to 27,000 tonnes of lead, citing that maintaining head grades has proved challenging owing to the variability in orebody geometry as they mine deeper. This was anticipated and was a key reason behind the change to more flexible mining methods. Central Asia expects head grades to improve as the proportion of mining by the new methods continues to increase during the second half of 2025.

Update on operations

On July 10, 2025, Central Asia reported sales of 199,482 ounces of payable silver to OR Royalties International in the first half of 2025.

The dry-stack tailings plant was operational in the second quarter of 2025, and by the end of June, over 68,000 tonnes of dry tailings had been filtered for placing on the initial landform. Expansion of the landform will continue over the rest of 2025. The combination of dry-stack tailings operations and the use of paste backfill in mining meant that during the second quarter, just over 60% of Sasa's tailings were stored using these two more environmentally responsible methods, a significant step towards Central Asia's target of 70% to be reached by 2026.

For more information on the Sasa mine, refer to Central Asia's press release dated July 10, 2025, titled "H1 2025 Operations Update", available on their website at www.centralasiametals.com.

Island Gold District Royalty (Alamos Gold Inc.)

OR Royalties owns NSR royalties ranging from 1.38% to 3.00% on the Island Gold mine property (nearly all current Island Gold Mineral Reserves and Resources are covered by the royalties), which is now included in the Island Gold District, operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada.

Guidance - 2025

On January 13, 2025, Alamos released its 2025 guidance for the Island Gold District, which includes the Island Gold mine and the Magino mine, of 275,000 - 300,000 ounces of gold. Alamos provided a 2025 processed tonnage range of 1,200-1,400 tpd and a processed grade of between 10 and 13 g/t Au for the Island Gold mine, without specifically providing a guidance range for produced gold. OR Royalties does not have a royalty on the near-term Magino mine production.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Update on operations

On July 30, 2025, Alamos reported production at the Island Gold District of 64,400 ounces of gold in the second quarter of 2025, a 54% increase from the prior year period, driven by the inclusion of the Magino mine, which was acquired in July 2024, as well as an increase in tonnes processed from Island Gold underground. Production also increased 9% from the first quarter of 2025 driven by higher milling rates within both the Island Gold and Magino mills. Production is expected to increase through the remainder of the year reflecting higher mining and processing rates.

At the Island Gold mine, underground mining rates averaged 1,244 tpd in the second quarter of 2025, a 19% increase over the prior year period and consistent with guidance. Grades mined averaged 11.48 g/t Au, consistent with annual guidance and 19% lower than in the prior year period. Mill throughput averaged 1,305 tpd and mill recoveries averaged 98% during the second quarter, also consistent with annual guidance. With higher grade underground ore now being processed within the larger and more productive Magino mill as of mid-July, the Island Gold mill will be transitioned to care and maintenance in the third quarter and gold in circuit inventory will be drawn down.

Update on Island Gold Phase 3+ Expansion

In 2022, Alamos announced the Phase 3+ Expansion at Island Gold to 2,400 tpd from the current rate of 1,200 tpd, which includes various infrastructure investments. These include the installation of a shaft, paste plant, as well as accelerated development to support the higher mining rates. Following the completion of the expansion in 2026, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface through the new shaft infrastructure, driving production higher and costs significantly lower.

On June 23, 2025, Alamos announced the Base Case Life of Mine Plan ("Base Case LOM Plan") with the total growth capital estimate for the Phase 3+ Expansion revised to $835 million. This represents a 10% increase from the original growth capital estimate prepared in 2022. The recent increase reflects ongoing labour inflation, as well as the use of a contractor to support off shaft development, and construction activities related to the ore and waste handling system. As at June 30, 2025, 79% of the total initial capital has been spent and committed on the Phase 3+ Expansion. The Base Case LOM Plan integrates Island Gold and Magino as one consolidated long-life operation that is expected to become one of the largest gold mines in Canada. An expansion study is expected to be released in the fourth quarter of 2025 detailing the significant upside potential within the Island Gold District beyond the Base Case LOM Plan.

In addition, Alamos is evaluating the addition of a pebble crusher and auxiliary mill to the Magino mill to support the expansion to 12,400 tpd. This would represent a potential scope change at an additional cost of approximately $40 million. These component changes will be re-evaluated over the next several months to assess if they will be required as part of a potential larger expansion of up to 20,000 tpd. This evaluation process is ongoing and the Expansion Study is expected to be released before the end of 2025.

On July 30, 2025, Alamos reported that it spent $39.8 million on the Phase 3+ Expansion and capital development. Progress on the Phase 3+ Expansion during the second quarter of 2025 includes: shaft sinking advanced to a depth of 1,265 metres by the end of the second quarter, completed cladding and roofing for the shaft bin house, completed bulk earthworks for the Magino mill expansion to 12,400 tpd, with the footprint sized to accommodate a further potential expansion up to 20,000 tpd, detailed engineering for the larger Magino mill expansion is ongoing and expected to be completed by early 2026, paste plant construction over 70% complete, completed the earthworks for the new administrative complex located adjacent to the shaft infrastructure, advanced lateral development to support higher mining rates with the Phase 3+ Expansion, advanced work on the 115kV power line project in partnership with Batchewana First Nation, including holding a groundbreaking ceremony in June.

The Phase 3+ Expansion is on schedule to be completed in the second half of 2026.

Update on Reserve and Resource Estimates

On June 23, 2025, Alamos updated the Mineral Reserves and Resources estimates that were released in February 2025. As at December 31, 2024, Mineral Reserves reached 4.1 million ounces (11.8 million tonnes grading 10.85 g/t Au), an increase of 80% reflecting the conversion of Mineral Resources. Measured and Indicated Mineral Resources were estimated at 1.0 million ounces (3.1 million tonnes grading 10.49g/t Au) while Inferred Mineral Resources were estimated at 1.3 million ounces (2.4 million tonnes grading 16.88 g/t Au).

Alamos also reported results of the Base Case Life of Mine Plan ("Base Case LOM Plan") completed on the Island Gold District operation. The Base Case LOM Plan integrates Island Gold and Magino as one consolidated long-life operation that is expected to become one of the largest gold mines in Canada. An expansion study is expected to be released in the fourth quarter of 2025 detailing the significant upside potential within the Island Gold District beyond the Base Case LOM Plan.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Update on exploration

On February 18, 2025, Alamos announced that a total of $27 million is budgeted for exploration at the Island Gold District in 2025, up from the $20 million spent in 2024. The exploration program will build on the success from 2024, with high-grade gold mineralization extended across the Island Gold deposit, as well as within multiple structures within the hanging wall and footwall.

A total of 41,500 metres of underground drilling is planned in 2025 with a focus on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure. This includes drilling across the strike extent of the main Island Gold deposit (E1E and C-Zones), as well as within a growing number of newly defined hanging-wall and footwall zones.

Additionally, 18,000 metres of surface exploration drilling has been budgeted targeting the area between the Island Gold and Magino deposits, as well as the down-plunge extension of the Island Gold deposit, below a depth of 1,500 metres. Included within sustaining capital, 30,800 metres of underground delineation drilling is planned and focused on the conversion of the large Mineral Resource base to Mineral Reserves.

Drilling will also be completed at the Island Gold North Shear target, and to the east and along strike from the Island Gold mine to test the extension of the E1E-zone. Field work in 2025 will include till sampling, geological mapping, prospecting, and trenching at several regional targets. A comprehensive data compilation project will also continue into 2025 across the large 60,000 hectare land package in support of future exploration targeting.

On July 30, 2025, Alamos announced that during the second quarter of 2025, 12,635 metres of underground exploration drilling was completed in 53 holes, and 1,893 metres of surface drilling was completed in one hole at Island Gold. Additionally, 11,173 metres of underground delineation drilling was completed in 40 holes, focused on in-fill drilling to convert Mineral Resources to Mineral Reserves. A surface delineation program also commenced during the quarter, targeting Mineral Resource-to-Reserve conversion in the lower portion of Island East. To support this effort, 4,713 metres were drilled in two holes. Furthermore, a total of 93 meters of underground exploration drift development was completed during the second quarter.

As detailed in the June 2025 exploration update, the program continues to have broad based success with drilling extending high-grade gold mineralization across the Island Gold Deposit, as well as within several hanging wall and footwall structures, highlighting the significant near-mine upside potential.

For more information, refer to Alamos' press release dated January 13, 2025 titled "Alamos Gold Continues to Define High-Grade Mineralization Across the Island Gold Deposit; Ongoing Success Expected to Drive Additional Growth in Mineral Reserves and Resources", Alamos' press release dated February 18, 2025 titled "Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2024", Alamos' press release dated June 23, 2025 titled "Alamos Gold Announces Island Gold District Base Case Life of Mine Plan Outlining One of the Largest and Lowest-Cost Gold Mines in Canada with Significant Upside", and Alamos' press release dated July 30, 2025 titled "Alamos Gold Reports Second Quarter 2025 Results", all filed on www.sedarplus.ca.

CSA Streams (MAC Copper Limited)

OR Royalties, through OR Royalties International, holds a silver stream and a copper stream on the CSA copper mine, operated by MAC Copper Limited ("MAC Copper"). OR Royalties International will purchase an amount of refined silver equal to 100% of the payable silver produced from CSA for the life of the mine and will make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. OR Royalties International will also be entitled to purchase refined copper equal to 3.0% of payable copper produced from CSA until the 5th anniversary of the closing date (June 15, 2023), then 4.875% of payable copper produced from CSA until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from CSA for the remaining life of the mine. OR Royalties International will make ongoing payments for refined copper delivered equal to 4% of the spot copper price at the time of delivery. On the 5th anniversary of the closing date, MAC Copper will have the option to exercise certain buy-down rights on the copper stream by paying a one-time cash payment to OR Royalties International of $20.0 million to $40.0 million.

In July 2023, OR Royalties International received its first delivery of silver. The first delivery of copper under the CSA copper stream occurred in the first week of July 2024. As of June 30, 2025, a total of 1,238 tonnes of copper have been delivered to OR Royalties International under the stream agreement.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

On May 27, 2025, MAC Copper announced that it had entered into a binding scheme implementation deed (the "Transaction") with Harmony Gold Mining Company Limited ("Harmony") and Harmony Gold (Australia) Pty Ltd ("Harmony Australia"), a wholly-owned subsidiary of Harmony, under which it is proposed that Harmony Australia will acquire 100% of the issued share capital in MAC Copper. Under the terms of the Transaction, MAC Copper shareholders will receive $12.25 cash per MAC Copper share. As of June 30, 2025, OR Royalties International owns 4,000,000 shares of MAC Copper, which under the current terms of the Transaction are worth $49.0 million.

Guidance - 2024 to 2026

On February 24, 2025, MAC Copper maintained its production guidance for the next two years, which was originally released on July 22, 2024. Copper production is expected to range between 43,000 to 48,000 tonnes in 2025 and 48,000 to 53,000 tonnes in 2026. This two-year production guidance is based primarily on Mineral Reserves, but also on Measured and Indicated Mineral Resources (as at December 31, 2024). Given that all the deposits are open and a large drill program is underway, MAC Copper considers it likely that there will be changes over the relevant period as the company's overall plan to continue operational and production improvement continues to develop.

The CSA copper mine is high grade in general, but a small number of very high-grade stopes (plus 8% copper) comprise an outsized proportion of annual production. The sequencing of these can have a significant impact on month-to-month production and along with typical summer storms and power interruptions, the March quarters are typically the weakest quarter in a year. This trend is continuing in 2025 and the company expects the March 2025 quarter production to be down on the prior quarter and the weakest quarter for 2025 as seen with the 2024 trend.

Update on operations

On July 23, 2025, MAC Copper announced quarterly copper production of 10,587 tonnes at the CSA mine, representing an increase of 23% quarter over quarter, driven by an increase in ore tonnes mined of 17% and an increase in processed copper grade of 8% (at approximately 4.4% Cu for the second quarter of 2025). Copper production is driven by small numbers of large tonnage, high grade stopes and the timing of when these are sequenced in the year.

Update on exploration

On February 24, 2025, MAC Copper noted that it has identified significant mineralization in the upper parts of the CSA copper mine (above the 900 metres below surface level) that has previously been referred to as a series of deposits (including QTSS Upper). In order to identify this as a separate operation, the company is calling all mineralization above the 900 metres below surface level the "Merrin Mine".

MAC Copper is now able to quote an Inferred Mineral Resource for a portion of the known zinc mineralization in this area. In addition, there is substantial copper mineralization that is not currently in a format able to be quoted as a Mineral Resources, but for which MAC Copper has sufficient information and confidence to commence mine planning to extract both the zinc and copper in the Merrin Mine.

Update on Mineral Reserve and Resource Estimates

On February 24, 2025, MAC Copper announced an updated 2024 Mineral Resources and Mineral Reserves statement, including an updated life-of-mine of 12 years based on Mineral Reserves only. As at December 31, 2024, Mineral Reserves were estimated at 545,000 tonnes of copper and 6.8 million ounces of silver (15.9 million tonnes grading 3.4% Cu and 13.3 g/t Ag), Measured and Indicated Mineral Resources were estimated at 286,000 tonnes of copper and 3 million ounces of silver (5.6 million tonnes grading 5.1% Cu and 16.7 g/t Ag), and Inferred Mineral Resources were estimated at 178,000 tonnes of copper and 3.9 million ounces of silver (5.4 million tonnes grading 3.3% Cu and 22 g/t Ag). The 2024 Mineral Reserves only extends 70 metres vertically below the current decline position requiring only minimal annual development.

For more information, refer to MAC Copper's press release dated February 24, 2025 titled "MAC Copper Limited Announces 2024 Resource and Reserve Statement and Production Guidance", MAC Copper's press release dated May 27, 2025 titled "MAC Copper Limited Enters Into Binding Scheme Implementation Deed With Harmony", and MAC Copper's press release dated July 29, 2025 titled "MAC Copper Limited Announces June 2025 Quarterly Report", all filed on www.sec.gov/edgar.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Ermitaño Royalty (First Majestic Silver Corp.)

OR Royalties holds a 2% NSR royalty on the Ermitaño underground gold and silver mine ("Ermitaño") operated by First Majestic Silver Corp. ("First Majestic") and located in Sonora State, Mexico.

Guidance - 2025

On February 13, 2025, First Majestic reported its guidance for Santa Elena of 1.6 million to 1.8 million ounces of silver and 71,000 to 79,000 ounces of gold. This production should be exclusively from ore covered by the royalty held by OR Royalties.

Update on operations

On July 8, 2025, First Majestic announced production of 306,224 ounces of silver and 20,637 ounces of gold in the second quarter of 2025 at Ermitaño. The mill processed 269,830 tonnes of ore, 5% higher than the same period last year, with average silver and gold head grades of 55 g/t and 2.54 g/t, respectively. Silver and gold recoveries during the quarter averaged 64% and 94%, respectively, consistent with 66% and 94% in the same period last year. During the quarter, seven drill rigs consisting of five surface rigs and two underground rigs completed 22,751 metres of drilling on the property.

Update on exploration

On July 30, 2024, First Majestic announced the discovery of a significant new, vein-hosted gold and silver mineralized system at its Santa Elena property. This new high-grade discovery, the Navidad vein system ("Navidad"), was made at depth adjacent to the company's producing Ermitaño mine and is within OR Royalties' royalty boundaries. This is the most promising discovery at the Santa Elena property since Ermitaño was discovered in 2016.

On February 4, 2025, First Majestic provided new results for the Navidad discovery. The drilling completed during the second half of 2024 significantly expanded the gold and silver mineralization discovered at the Navidad target, and metallurgical testing of the mineralization revealed that gold and silver metal recoveries are excellent. A total of 20,809 metres of new drilling was completed with 17 holes that have defined extensive mineralization consisting of two epithermal quartz veins with high-grade gold and silver mineralization: the Navidad and Winter veins. The gold and silver mineralization identified to date extends greater than 1,000 metres by 300 metres in strike and dip with the true thickness of mineralization averaging between 2.8 metres and 4.4 metres. During 2025, additional drilling from surface is planned to continue testing the potential expansion of Navidad, which remains open in multiple directions. Expansionary and infill resource definition drilling will also take place from multiple new underground drilling stations constructed from the Ermitaño mine.

Update on Mineral Reserve and Resource Estimates

On March 31, 2025, First Majestic released updated 2024 Mineral Reserve and Mineral Resource estimates for the Ermitaño underground mine. Ermitaño's Proven Mineral Reserve is estimated at 2.2 million ounces of silver and 93,000 ounces of gold (797,000 tonnes grading 85 g/t Ag and 3.65 g/t Au) and Probable Mineral Reserve is estimated at 2.5 million ounces of silver and 105,000 ounces of gold (2.0 million tonnes grading 38 g/t Ag and 1.61 g/t Au).

The Navidad discovery at Santa Elena added 2.3 million tonnes of Inferred Mineral Resources containing 5.9 million ounces of silver and 249,000 ounces of gold with metal grades of 81 g/t Ag and 3.42 g/t Au, respectively. To date, only a portion of the newly delineated vein system has been classified within the resource estimate, with significant upside potential to be realized through additional drilling.

For more information, refer to First Majestic's press release dated July 30, 2024 titled "First Majestic Announces New High-Grade Gold and Silver Discovery at Santa Elena", First Majestic's press release dated February 4, 2025 titled "First Majestic Reports Exploration Success for Navidad at Santa Elena", First Majestic's press release dated February 13, 2025 titled "First Majestic Announces 2025 Production and Cost Guidance and Announces Conference Call Details", First Majestic's press release dated March 31, 2025 titled "First Majestic Announces 2024 Mineral Reserve and Mineral Resource Estimates" and First Majestic's press release dated July 8, 2025 titled "First Majestic Produces 7.9 Million AgEq Ounces in Q2 2025 Consisting of 3.7 Million Silver Ounces and 33,865 Gold Ounces; Announces Improved 2025 Production and Cost Guidance and Conference Call Details", all filed on www.sedarplus.ca.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Seabee Royalty (SSR Mining Inc.)

OR Royalties holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. ("SSR Mining") and located in Saskatchewan, Canada.

Guidance - 2025

On March 31, 2025, SSR Mining reported 2025 annual guidance for the Seabee mine of 70,000 to 80,000 ounces of gold.

Seabee's 2025 production is expected to be strongest in the first quarter of the year, reflecting the processing of ore from a higher grade stope that was first accessed in the fourth quarter of 2024. For the remainder of 2025, grades are expected to reflect Seabee's Mineral Reserve grade and average between 5.0 and 5.5 g/t Au, and processing plant throughputs are expected to average approximately 1,300 to 1,350 tpd.

Update on operations

On June 4, 2025, SSR Mining announced that operations at Seabee were temporarily suspended due to power interruptions caused by forest fires in the vicinity of the mine. Operations were restarted on June 13, leading to a suspension of approximately two weeks. There was no damage to the site.

SSR Mining will release its results for the second quarter of 2025 on August 5, after markets close.

Update on exploration

On March 31, 2025, SSR Mining reported that exploration and resource development expenditures at Seabee are estimated at $16 million with a focus on defining initial Mineral Reserves at the Porky targets. Further drilling will also be completed at the Gap Hangingwall to evaluate potential extensions to the existing Mineral Reserves and mine life at Seabee. Earlier stage exploration activity also continues across the broader Seabee property, including mapping and sampling new outcrop exposures created by the 2024 forest fires at a number of regional targets.

Update on Mineral Reserve and Resource Estimates

On February 18, 2025, SSR Mining reported an updated Mineral Reserves which remained relatively stable with a 9% decrease in reserve ounces. Proven Mineral Reserves include 0.335 million tonnes of 6.11 g/t Au for 66,000 ounces of gold, and Probable Mineral Reserves include 1.466 million tonnes of 5.16 g/t Au for 243,000 ounces of gold. This estimate does not incorporate any of the Indicated Mineral Resources totaling 2.15 million tonnes grading 5.1 g/t Au for 352,000 ounces of gold, or the Inferred Mineral Resources totaling 1.464 million tonnes grading 4.37 g/t Au for 206,000 ounces of gold.

During the year ended December 31, 2024, SSR completed a total of 220 drillholes totaling 70,318 metres of drilling at the Porky West deposit. The main objective of this drilling was to expand the footprint of mineralization. Mineral Resource at Porky West is open at depth and along strike. An exploration plan is in place to increase the Mineral Resource footprint and continue infill drilling in 2025. Seabee has been in continuous operation for 30 years and has demonstrated a track record of Mineral Reserve replacement that SSR Mining expects to continue into the future.

For more information, refer SSR Mining's press release dated February 18, 2025 titled "SSR Mining Reports Fourth Quarter and Full-Year 2024 Results", SSR Mining's press release dated March 31, 2025 titled "SSR Mining Provides 2025 Operating Guidance", SSR Mining's press release dated June 4, 2025 titled "SSR Mining Announces Temporary Suspension of Operations at Seabee" and SSR Mining's press release dated June 16, 2025 titled "SSR Mining Announces Restart of Operations at Seabee, all filed on www.sedarplus.ca, as well as SSR Mining's Form 10-K filed on EDGAR at www.sec.gov.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Gibraltar Stream (Taseko Mines Limited)

OR Royalties owns a silver stream referenced to Gibraltar copper mine's production, operated by Taseko Mines Limited ("Taseko") and located in British Columbia, Canada. The stream was amended in June 2023, increasing the refined silver to be delivered from 75% to 87.5% of the payable silver production, and amended again in December 2024, increasing the refined silver to be delivered to 100% of the payable silver production, following Taseko's acquisition of the remaining 12.5% Gibraltar joint venture interest in March 2024. Further to this, OR Royalties and Taseko also extended the step-down silver delivery threshold to coincide with Taseko's recently updated Mineral Reserve estimate for Gibraltar. Once a total of 6.8 million ounces of silver has been delivered, the refined silver to be delivered will be reduced to 35% of the payable silver produced at Gibraltar thereafter. There is no cash transfer price payable by OR Royalties at the time of delivery for the silver ounces delivered. As of June 30, 2025, a total of 1.5 million ounces of silver have been delivered under the stream agreement.

Guidance - 2025

On January 9, 2025, Taseko released its 2025 guidance. As a result of increased mill availability, production in 2025 is expected to range between 120 to 130 million pounds of copper, a significant increase over 2024. Production is expected to be weighted to the second half of the year.

On May 1, 2025, Taseko announced that challenging ground conditions at the top of the current connector pit pushback have led to lower mining productivities in recent months, which will delay the release of higher-grade ore from the second quarter to the third quarter. As a result, copper production for 2025 is expected to be about 10 million pounds (~8%) lower than the previous guidance.

Update on operations

On May 1, 2025, Taseko reported production of 20.0 million pounds of copper in the first quarter of 2025, compared to 29.7 million pounds in the first quarter of 2024. Mill throughput exceeded design capacity in the first quarter and head grades were in line with the plan. However, copper production in the quarter was impacted by lower than expected metallurgical recoveries from oxidized ore. Significantly higher grades and recoveries are expected in the second half of 2025 year and in 2026.

Taseko will release its financial results for the second quarter of 2025 on August 6, 2025, after market close.

For more information, refer to Taseko's press release dated January 9, 2025 titled "Taseko Announces 2024 Production Results and Amendment to Gibraltar Silver Stream" and Taseko's press releases dated May 1, 2025 titled "Taseko Reports First Quarter 2025 Earnings", both filed on www.sedarplus.ca.

Lamaque Complex Royalty (Eldorado Gold Corporation)

OR Royalties owns a 1% NSR royalty on the producing Triangle deposit as well as the prospective Ormaque, Plug #4, and Parallel deposits of the Lamaque Complex. The Lamaque Complex, which includes the Triangle mine (upper and lower zones), the Ormaque mine, within the Ormaque deposit, the Parallel deposit, the Plug #4 deposit, and the Sigma Mill, is operated by Eldorado Gold Corporation ("Eldorado") and is located in Québec, Canada. OR Royalties also holds a 2.5% NSR royalty on the Bourlamaque property.

Guidance - 2025

On February 5, 2025, Eldorado released its 2025 production guidance at the Lamaque Complex of 170,000 to 180,000 ounces of gold. Production is expected to be higher in the first half of the year as a result of higher grades. In 2025, the focus remains on further resource conversion drilling at Triangle and Ormaque and the completion of a second bulk sample.

Sustaining capital expenditures are expected to range between $85 and $95 million for 2025 to include significant underground mine development and resource conversion drilling at the Triangle deposit, as Eldorado targets the C8 zone. Expected growth capital is estimated between $70 and $75 million for 2025, and primarily includes development and infrastructure to access the Ormaque deposit, construction of the North Basin, a new water basin that is expected to extend the life of the Sigma tailings storage facility, and construction of the paste plant.

Update on operations

On July 31, 2025, Eldorado announced production at the Lamaque Complex of 50,640 ounces of gold in the second quarter of 2025, an increase of 7% from 47,391 ounces in the second quarter of 2024. The increase was due to higher throughput, benefiting from the early processing of a portion of the second Ormaque bulk sample, but partially offset by lower ore grade. Average grade decreased to 6.62 g/t Au in the second quarter of 2025 from 6.95 g/t Au in the second quarter of 2024.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Update on Mineral Reserve and Resource Estimates

On January 27, 2025, Eldorado released its updated Mineral Reserves and Mineral Resources and an updated life-of-mine plan on the Lamaque mine. Proven and Probable Mineral Reserves include 1.36 million tonnes of 5.72 g/t Au and 3.62 million tonnes of 6.92 g/t Au, respectively, for a total of 1.3 million ounces of gold. Inferred Resources include 994 million tonnes of 8.04 g/t Au for 2.6 million ounces. The updated technical report outlines a Reserve Case of an 8-year mine life producing 1.2 million ounces of gold, while the preliminary economic assessment case shows the potential to extend the life of mine incrementally by 9 years and incremental gold production of 1.5 million ounces. The life-of-mine plan describes an average annual gold production of approximately 185,000 ounces through 2036, providing a long runway for the Lamaque Complex. With the development of the Ormaque deposit, Eldorado will be adding a second underground mine to the Lamaque Complex, which provides operational flexibility and efficiency as they leverage the existing plant and infrastructure.

Eldorado continues to assess exploration opportunities across the Lamaque Complex as well as its 100%-owned Bourlamaque property (contiguous to the Lamaque Complex) and in the wider Abitibi region. Exploration activities will continue at the Lamaque Complex, with a focus on resource conversion drilling at Lower Triangle, Ormaque and Plug No. 4, as well as testing for extensions at Ormaque and earlier stage targets close to the Lamaque Complex infrastructure.

For more information, refer to Eldorado's press release dated January 27, 2025 titled "Eldorado Updates Lamaque Complex Technical Report; Demonstrating Significant Value and Potential to Extend Mine Life to 17 Years", Eldorado's press release dated February 5, 2025 titled "Eldorado Gold Provides Skouries Project Update; 2025 Detailed Company Production & Cost Guidance; Updated Three-Year Growth Profile; Conference Call Details" and Eldorado's press release dated July 31, 2025 titled "Eldorado Gold Reports Strong Q2 2025 Financial and Operational Results; Maintains 2025 Production Guidance; Skouries On Track for Q1 2026", all filed on www.sedarplus.ca.

Eagle Gold Royalty - Update

OR Royalties owns a 5% NSR royalty on the Dublin Gulch property, situated in central Yukon Territory, Canada, which hosts the Eagle Gold mine, on all metals until 97,500 ounces of gold have been delivered to OR Royalties and a 3% NSR royalty thereafter. As of December 31, 2024, a total of 32,667 ounces of gold have been delivered under the royalty agreement.

Heap leach facility failure

On June 24, 2024, Victoria announced that the heap leach facility at the Eagle Gold mine experienced a failure. Operations were suspended while the site operations team, along with management and the Yukon government officials continued to assess the situation and gathered information. Victoria confirmed that there had been some damage to infrastructure and a portion of the failure had left containment. Subsequently, on July 4, 2024, Victoria advised that it had received notices of default from its lenders under the credit agreement dated December 18, 2020. A default under the Eagle Royalty Agreement dated April 13, 2018 was also triggered and, consequently, OR Royalties provided a notice of default to Victoria on July 4, 2024. On July 12, 2024 and July 30, 2024, Victoria reported that there can be no assurance that the company will have the financial resources necessary to repair the damage to the equipment and facilities, to remediate the impacts caused by the incident or to restart production.

On August 14, 2024, the Ontario Superior Court of Justice appointed PricewaterhouseCoopers Inc. as receiver and manager, at the direction of the Yukon Government and under the supervision of the court, of all assets, undertakings and properties of Victoria, which properties include but is not limited to the Eagle Gold mine. A copy of the appointment order (the "Appointment Order") is available on the receivership website provided below.

An independent review board ("IRB") was created to identify the causes of the failure by performing an independent review of the design, construction, operation, maintenance and monitoring of the heap leach facility. The IRB released its report on July 2, 2025, which concluded that the cause of failure was the accumulation of a series of adverse conditions and events, starting with a local failure in the oversteepened area of the south slope. The report also includes recommendations for improved practices by industry and the regulators to help reduce the likelihood of a reoccurrence of similar events. For more information, please refer to the receivership website for the full report: https://www.pwc.com/ca/en/services/insolvency-assignments/victoriagold/independent-review-board-report.html.

For additional information, please refer to Victoria's press release dated June 24, 2024 titled "Victoria Gold: Eagle Gold Mine Heap Leach Pad Incident", Victoria's press release dated July 4, 2024 titled "Victoria Gold Provides Update on Eagle Gold Mine Incident", Victoria's press release dated July 12, 2024, titled "Victoria Gold: Update on Eagle Gold Mine" and Victoria's press release dated July 30, 2024, titled "Victoria Gold: Update on HLF Incident Management", all filed on www.sedarplus.ca, and refer to the receivership website: www.pwc.com/ca/victoriagold.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded companies involved in the mining industry. In certain instances, OR Royalties may invest in equity of companies concurrently with the acquisition of royalty, stream or other similar interests or with the objective of improving its ability to acquire future royalties, streams or similar interests. Certain investment positions may be considered as associates under IFRS Accounting Standards as a result of the ownership held, nomination rights to the investee's board of directors and/or other facts and circumstances.

OR Royalties may, from time to time, and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

In the first half of 2025, OR Royalties acquired equity investments for $10.8 million.

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at June 30, 2025 (in thousands of dollars):

Investments	Carrying value (i)	Fair Value (ii)
	$	$

Associates	39,849	71,345
Other	82,959	82,959
	122,808	154,304

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for other investments, as per IAS 28 Investment in Associates and Joint Ventures and IFRS 9 Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at June 30, 2025.

Principal investment in associates

Osisko Development Corp.

As at June 30, 2025, the Company's principal investment in associates is Osisko Development Corp. ("Osisko Development"). Osisko Development is a Canadian gold mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North America. The main projects held by Osisko Development are the Cariboo gold project ("Cariboo") in British Columbia, Canada, the San Antonio gold project ("San Antonio") in Sonora, Mexico, and the Tintic property ("Tintic") in Utah, United States. OR Royalties owns a 5% NSR royalty on Cariboo, 15% gold and silver streams on San Antonio and a 2.5% metals stream on Tintic.

The Cariboo gold project has Probable Mineral Reserves of 2.03 million ounces of gold (16.7 million tonnes grading 3.78 g/t Au), Measured and Indicated Mineral Resources of 1.57 million ounces of gold (14.7 million tonnes grading 3.33 g/t Au) and Inferred Mineral Resources of 1.71 million ounces of gold (15.5 million tonnes grading 3.44 g/t Au).

On December 12, 2024, Osisko Development announced the granting of the Environmental Management Act permits for Cariboo. Together with the BC Mines Act permits secured on November 20, 2024, these approvals marked the successful completion of the permitting process for key approvals, solidifying Cariboo's shovel-ready status.

On April 28, 2025, Osisko Development released a NI 43-101 compliant optimized feasibility study ("2025 FS"), which outlined average annual gold production of approximately 190,000 ounces over a 10-year mine life, with an after-tax net present value of C$943 million at a 5% discount rate and an unlevered after-tax internal rate of return of 22.1% at $2,400 per ounce of gold. Using spot gold price of $3,300 per ounce of gold, the after-tax net present value at a 5% discount rate increases to C$2.1 billion with an unlevered after-tax internal rate of return of 38.0%.

On July 7, 2025, Osisko Development announced positive results from an ore sorting testing program conducted on a bulk tonnage sample of mineralized material extracted from the Cariboo gold project. The testwork results demonstrated gold recoveries, mass pull, and upgrade ratios consistent with the assumptions outlined in the 2025 FS, and were conducted on a significantly larger scale than previous programs.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

On July 21, 2025, Osisko Development announced that it had entered into a credit agreement with Appian Capital Advisory Limited ("Appian") with respect to a senior secured project loan credit facility totaling $450 million for the development and construction of the Cariboo gold project. An initial draw of $100 million was completed and will be used to: (i) undertake a 13,000-meter infill drill campaign to further de-risk project mine planning assumptions; (ii) fund pre-construction and construction activities for the development of Cariboo; (iii) repay the company's existing outstanding $25 million term loan and (iv) support the project's general working capital requirements.

On July 31, 2025, Osisko Development announced a bought-deal private placement of $120.0 million and its intention to complete a concurrent non-brokered private placement with a strategic investor of $75.0 million. The net proceeds from the financings will be used to fund the broadly distributed equity portion of the capital required to construct the Cariboo Gold project and for general corporate purposes. The financings are expected to close on or about August 15, 2025. OR Royalties expects its ownership interest to be diluted to approximately 14.3% if both financings are completed as announced.

As at June 30, 2025, the Company held 33,333,366 common shares representing a 24.2% interest in Osisko Development (24.4% as at December 31, 2024). The Company continues to exercise significant influence over Osisko Development as a result, amongst others, of its ownership interest and board nomination rights, and accounts for its investment using the equity method.

For more information, please refer to Osisko Development's press releases and other public documents available on www.sedarplus.ca and on their website (www.osiskodev.com).

Sustainability Activities

As a capital provider, OR Royalties does not have direct control over the operation or sustainability activities of its mining partners operations. However, the Company recognizes that by supporting responsible operators, it can promote sustainable development through its investments.

In the second quarter of 2025, OR Royalties released the fifth edition of its sustainability report, Growing Responsibly, highlighting the Company's Environmental, Social and Governance ("ESG") initiatives and key performance metrics for 2024.

The following are select report highlights:

Environmental Stewardship:

  Implementation of a 2024-2027 climate strategy
  Completion of the inaugural disclosure to CDP climate change survey
  Purchase and retirement carbon credits to offset Scope 2 and Scope 3 emissions related to employee travel and commuting

Supporting our Employees and Communities:

  Contribution of over $361,000 towards community investments
  Introduction of an internal donation matching policy
  Receipt of the Great Place to Work® certification
  Enhancement of employee feedback and engagement mechanisms

Excellence in Governance and Oversight:

  Achievements of the 40% target for female representation on the Company's Board of Directors
  Formal inclusion of ESG related considerations into advanced staged due diligence
  Refresh of OR Royalties' materiality assessment to reflect evolving disclosure standards
  Maintaining of the leading positions with ESG rating agencies

For a detailed review of OR Royalties' 2024 sustainability initiatives, refer to the fifth edition of OR Royalties' sustainability report, Growing Responsibly, published on April 17, 2025, and available on the Company's website (www.ORroyalties.com).

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Dividends and Normal Course Issuer Bid

The following table provides details on the dividends declared by the Company for first half of 2025 and the year ended December 31, 2024:

Declaration date	Dividend per share	Record date	Payment date	Dividends declared
	$			$

February 19, 2025 (i)	$0.046	March 31, 2025	April 15, 2025	8,475,000
May 7, 2025	$0.055	June 30, 2025	July 15, 2025	10,201,000
	$0.101			18,676,000

February 20, 2024	C$0.060	March 28, 2024	April 15, 2024	8,271,000
May 8, 2024	C$0.065	June 28, 2024	July 15, 2024	8,843,000
August 6, 2024	C$0.065	September 30, 2024	October 15, 2024	8,878,000
November 6, 2024	C$0.065	December 31, 2024	January 15, 2025	8,673,000
Year 2024	C$0.255			34,665,000

(i) Prior to May 2025, the dividends were declared in Canadian dollars. From May 2025, the quarterly dividend is declared in United States dollars. On February 19, 2025, the Board of Directors declared a quarterly dividend of C$0.065 to shareholders of record as of the close of business on March 31, 2025. Based on the foreign currency rate (C$/US$) on the declaration date, the corresponding dividend per share in U.S. dollars was $0.046.

Dividend Reinvestment Plan

The Company offers a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

As a result of the shareholder-approved corporate name change in May of this year, a new CUSIP number was assigned to the Company. Consequently, non-registered beneficial shareholders may have to re-register to continue to participate in the DRIP, and should contact their financial advisor, broker, investment dealer, bank or other financial institution that holds their common shares to inquire about the implication of the CUSIP number change and any actions that may required to continue to participate in the DRIP.

As at June 30, 2025, the holders of 11.4 million common shares had elected to participate in the Dividend Reinvestment Plan, representing dividends payable of $0.6 million. Therefore, 23,915 common shares were issued on July 15, 2025, at a discount rate of 3%.

Normal Course Issuer Bid

In December 2024, OR Royalties renewed its normal course issuer bid ("NCIB") program. Under the terms of the NCIB program, OR Royalties may acquire up to 9,331,275 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2024 NCIB program are authorized from December 12, 2024 until December 11, 2025. Daily purchases are limited to 73,283 common shares, other than block purchase exemptions.

During the six months ended June 30, 2025, the Company did not purchase any common shares under the NCIB program.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Gold Market and Currency

Gold Market

The gold market has continued to post strong gains in 2025. In the second quarter of 2025, the gold price averaged $3,280 per ounce, its highest ever quarterly average in nominal dollars and an increase of 15% when compared to the average in the first quarter of 2025. The gold price closed the second quarter at $3,287 per ounce, compared to $3,115 at the end of the first quarter.

The historical price is as follows:

(per ounce of gold)	High	Low	Average	Close

2025 - Q2 YTD	$3,435	$2,633	$3,067	$3,287
2024	2,778	1,985	2,386	2,609
2023	2,078	1,811	1,941	2,078
2022	2,039	1,629	1,800	1,812
2021	1,943	1,684	1,799	1,820

Currency

The exchange rates for the Canadian/U.S. dollar are outlined below:

	High	Low	Average	Close

2025 - Q2 YTD	0.7376	0.6848	0.7098	0.7330
2024	0.7510	0.6937	0.7302	0.6950
2023	0.7617	0.7207	0.7410	0.7561
2022	0.8031	0.7217	0.7692	0.7383
2021	0.8306	0.7727	0.7980	0.7888

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$

Revenues	60,364	47,391	115,280	92,438
Cost of sales	(2,560)	(1,628)	(4,179)	(2,987)
Depletion	(7,613)	(7,609)	(15,357)	(16,155)
Gross profit	50,191	38,154	95,744	73,296

Impairment of royalty, stream and other interests	-	-	-	(49,558)

Operating income (loss)	41,427	(17,581)	79,942	12,006

Net earnings (loss)	32,358	(15,416)	57,998	(4,247)
Net earnings (loss) per share - basic and diluted	0.17	(0.08)	0.31	(0.02)

Total assets	1,442,191	1,382,089	1,442,191	1,382,089

Total long-term debt	35,655	79,610	35,655	79,610

Operating cash flows	51,375	38,234	97,454	75,596

Dividend per common share (2)	$0.055	C$0.065	$0.101	C$0.125

Weighted average shares outstanding (in thousands)
Basic	187,746	186,217	187,362	186,009
Diluted	189,081	186,217	188,755	186,009

Average realized price of gold (per ounce sold)	3,284	2,346	3,074	2,203

(1) Unless otherwise noted, financial information is in United States dollars and prepared in accordance with IFRS Accounting Standards.

(2) Prior to May 2025, the dividends were declared in Canadian dollars. From May 2025, the quarterly dividend is declared in United States dollars. On February 19, 2025, the Board of Directors declared a quarterly dividend of C$0.065 to shareholders of record as of the close of business on March 31, 2025. Based on the foreign currency rate (C$/US$) on the declaration date, the corresponding dividend per share in U.S. dollars was $0.046.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Overview of Financial Results

Financial Summary - Second Quarter of 2025

  Revenues from royalties and streams of $60.4 million ($47.4 million in Q2 2024);
  Gross profit of $50.2 million ($38.2 million in Q2 2024);
  Operating income of $41.4 million (operating loss of $17.6 million in Q2 2024);
  Net earnings of $32.4 million or $0.17 per basic share (net loss of $15.4 million or $0.08 per basic share in Q2 2024);
  Adjusted earnings5 of $34.1 million or $0.18 per basic share ($24.2 million or $0.13 per basic share in Q2 2024); and
  Cash flows provided by operating activities of $51.4 million ($38.2 million in Q2 2024).

Revenues from royalties and streams increased to $60.4 million in the second quarter of 2025 compared to $47.4 million in the second quarter of 2024, mainly as a result of higher metal prices. In the second quarter of 2025, the Company earned 550 ounces of gold and 266 tonnes of copper, worth over $4.5 million, that were sold only in July due to the timing of the deliveries, but were included in the GEOs earned during the period. These revenues will be recognized in the third quarter of 2025.

Gross profit amounted to $50.2 million in the second quarter of 2025 compared to $38.2 million in the second quarter of 2024. Cost of sales increased, mainly due to higher metal prices, while depletion remained stable, as did deliveries between the two periods.

General and administrative ("G&A") expenses amounted to $5.9 million in the second quarter of 2025 compared to $4.6 million in the second quarter of 2024, and business development expenses amounted to $2.8 million in the second quarter of 2025 compared to $1.5 million in the second quarter of 2024. The increased expenses in the second quarter of 2025 were mainly the result of a higher compensation expense (including increased share-based compensation), increased activities that translated into additional professional fees and, to a lesser extent, fees related to the change of name. The significant number of options exercised during the period also increased the social charges payable by the Company on the taxable gains realized by the holders of the share options. The increase in share-based compensation was mainly due to higher performance results of the performance-based restricted share units.

Operating income in the second quarter of 2025 reached $41.4 million, driven by higher gross profit, partially offset by higher G&A and business development expenses. This compares to an operating loss of $17.6 million in the second quarter of 2024, where the Company recorded a non-cash impairment loss of $49.6 million on the Eagle Gold mine royalty.

Net earnings in the second quarter of 2025 were $32.4 million, compared to a net loss of $15.4 million in the second quarter of 2024. The improvement in the second quarter of 2025, when excluding the impairment recorded in 2024, was mostly the result of operating income, lower finance costs and a foreign exchange gain, partially offset by lower interest income. In the second quarter of 2025, the Company recorded an income tax expense of $7.1 million, of which $6.0 million is related to current income taxes, including $5.4 million payable in Canada. Income taxes payable in Canada for the year 2025 will only be payable in the first quarter of 2026, as it will be the first year that OR Royalties will be cash taxable in Canada since its creation in 2014. Starting in 2026, the Company will be required to make tax instalments to the federal and provincial governments in Canada. In the second quarter of 2024, the Company recorded an income tax recovery of $6.7 million due to the impairment charge on the Eagle Gold royalty.

Adjusted earnings reached $34.1 million in the second quarter of 2025 compared to $24.2 million in the second quarter of 2024, mainly a result of a higher gross profit and lower finance costs, partially offset by higher G&A and business development expenses and lower interest income. A reconciliation of adjusted earnings is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Cash flows provided by operating activities in the second quarter of 2025 were $51.4 million, compared to $38.2 million in the second quarter of 2024. The increase was mainly the result of higher revenues and lower finance costs, partially offset by higher cost of sales, increased G&A and business development expenses and lower interest income.

_____________________________________________

5 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Financial Summary - First Half of 2025

  Revenues from royalties and streams of $115.3 million ($92.4 million in the first half of 2024);
  Gross profit of $95.7 million ($73.3 million in the first half of 2024);
  Operating income of $79.9 million ($12.0 million in the first half of 2024);
  Net earnings of $58.0 million or $0.31 per basic share (net loss of $4.2 million or $0.02 per basic share in the first half of 2024);
  Adjusted earnings6 of $63.6 million or $0.34 per basic share ($46.3 million or $0.25 per basic share in the first half of 2024); and
  Cash flows provided by operating activities of $97.5 million ($75.6 million in the first half of 2024).

Revenues from royalties and streams increased to $115.3 million in the first half of 2025 compared to $92.4 million in the first half of 2024, mainly as a result of higher metal prices, partially offset by lower deliveries under the royalty and stream agreements following the stoppage of operations at the Eagle Gold mine in June 2024.  In the second quarter of 2025, the Company earned 550 ounces of gold and 266 tonnes of copper, worth over $4.5 million, that were sold only in July due to the timing of the deliveries, but were included in the GEOs earned during the period. These revenues will be recognized in the third quarter of 2025.

Gross profit amounted to $95.7 million in the first half of 2025 compared to $73.3 million in the first half of 2024. Cost of sales increased, mainly due to higher metal prices, while depletion decreased slightly due to lower deliveries under the royalty and stream agreements in 2025.

General and administrative ("G&A") expenses amounted to $10.9 million in the first half of 2025 compared to $9.2 million in the first half of 2024, and business development expenses amounted to $4.9 million in the first half of 2025 compared to $2.5 million in the first half of 2024. The increased expenses in the first half of 2025 were mainly the result of a higher compensation expense (including increased share-based compensation), increased activities that translated into additional professional fees and, to a lesser extent, fees related to the change of name. The significant number of options exercised during the period also increased the social charges payable by the Company on the taxable gains realized by the holders of the share options. The increase in share-based compensation was mainly due to higher performance results of the performance-based restricted share units.

Operating income in the first half of 2025 reached $79.9 million, compared to $12.0 million in the first half of 2024, driven by higher gross profit, partially offset by higher G&A and business development expenses. In the first half of 2024, the Company recorded a non-cash impairment loss of $49.6 million on the Eagle Gold mine royalty, which reduced the operating income for the period.

Net earnings in the first half of 2025 were $58.0 million, compared to a net loss of $4.2 million in the first half of 2024. The improvement in the first half of 2025, when excluding the impairment recorded in 2024, was mostly the result of a higher operating income, lower share of loss of associates, lower finance costs and a foreign exchange gain, partially offset by lower interest income and a gain on investments in the first half of 2024. In the first half of 2025, the Company recorded an income tax expense of $15.0 million, of which $6.6 million is related to current income taxes, including $5.4 million payable in Canada. Income taxes payable in Canada for the year 2025 will only be payable in the first quarter of 2026, as it will be the first year that OR Royalties will be cash taxable in Canada since its creation in 2014. Starting in 2026, the Company will be required to make tax instalments to the federal and provincial governments in Canada. In the second quarter of 2024, the Company recorded an income tax recovery of $0.8 million, due to the impairment charge on the Eagle Gold royalty.

Adjusted earnings reached $63.6 million in the first half of 2025 compared to $46.3 million in the first half of 2024, mainly a result of a higher gross profit and lower finance costs, partially offset by higher G&A and business development expenses, higher income tax expense and lower interest income. A reconciliation of adjusted earnings is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Cash flows provided by operating activities in the first half of 2025 were $97.5 million, compared to $75.6 million in the first half of 2024. The increase was mainly the result of higher revenues and lower finance costs, partially offset by higher cost of sales, increased G&A and business development expenses and lower interest income.

_____________________________________________

6 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of income (loss) for the three and six months ended June 30, 2025 and 2024 (in thousands of dollars):

		Three months ended June 30,		Six months ended June 30,
		2025	2024	2025	2024
		$	$	$	$

Revenues	(a)	60,364	47,391	115,280	92,438

Cost of sales	(b)	(2,560)	(1,628)	(4,179)	(2,987)
Depletion	(c)	(7,613)	(7,609)	(15,357)	(16,155)
Gross profit	(d)	50,191	38,154	95,744	73,296

Other operating expenses
General and administrative	(e)	(5,938)	(4,649)	(10,897)	(9,193)
Business development	(f)	(2,826)	(1,528)	(4,905)	(2,539)
Impairment of royalty interests	(g)	-	(49,558)	-	(49,558)

Operating income (loss)		41,427	(17,581)	79,942	12,006

Other expenses, net	(h)	(1,978)	(4,485)	(6,988)	(17,045)

Earnings (loss) before income taxes		39,449	(22,066)	72,954	(5,039)

Income tax (expense) recovery	(i)	(7,091)	6,650	(14,956)	792

Net earnings (loss)		32,358	(15,416)	57,998	(4,247)

(a) Revenues are comprised of the following:

	Three months ended June 30,
	2025			2024
	Average selling price per ounce / tonne ($)	Ounces / tonnes sold	Total revenues ($000's)	Average selling price per ounce / tonne ($)	Ounces / tonnes sold	Total revenues ($000's)

Gold sold (i)	3,284	10,865	35,686	2,346	12,579	29,514
Silver sold	34.23	464,552	15,902	28.70	448,717	12,879
Copper sold (i)	-	-	-	-	-	-
Other (paid in cash)	-	-	8,776	-	-	4,998
			60,364			47,391

	Six months ended June 30,
	2025			2024
	Average selling price per ounce / tonne ($)	Ounces / tonnes sold	Total revenues ($000's)	Average selling price per ounce / tonne ($)	Ounces / tonnes sold	Total revenues ($000's)

Gold sold (i)	3,074	21,650	66,561	2,203	26,346	58,049
Silver sold	33.46	948,563	31,735	26.10	951,631	24,839
Copper sold (i)	9,783	224	2,192	-	-	-
Other (paid in cash)	-	-	14,792	-	-	9,550
			115,280			92,438

(i) In the second quarter of 2025, the Company earned 550 ounces of gold and 266 tonnes of copper, worth over $4.5 million, that were sold only in July due to the timing of the deliveries, but were included in the GEOs earned during the periods. These revenues will be recognized in the third quarter of 2025.

The decrease in gold ounces sold is mostly the result of the stoppage of operations at the Eagle Gold mine in June 2024. The copper tonnes sold are related to the CSA copper stream which had an economic effective date of June 17, 2024.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

(b) Cost of sales mainly represents the acquisition price of the metals under the stream agreements, as well as deductions (when applicable) for governmental royalties, refining, insurance, transportation and other costs related to the metals received under royalty agreements. For the three and six months ended June 30, 2025, cost of sales amounted to $2.6 million and $4.2 million, respectively, compared to $1.6 million and $3.0 million in the corresponding periods of 2024. The increase in 2025 is mainly due to higher metal prices.

(c) The royalties, streams and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the related agreements. The depletion expense for the three and six months ended June 30, 2025 amounted to $7.6 million and $15.4 million, respectively, compared to $7.6 million and $16.2 million in the corresponding periods of 2024. Depletion decreased slightly in the first half of 2025 due to lower deliveries under the royalty and stream agreements.

(d) The breakdown of cash margin7 and gross profit per type of interest is as follows (in thousands of dollars):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$

Royalty interests
Revenues	42,185	33,790	78,975	66,819
Less: cost of sales (excluding depletion)	(171)	(106)	(316)	(184)
Cash margin (in dollars)	42,014	33,684	78,659	66,635

Depletion	(3,408)	(3,918)	(6,118)	(8,022)
Gross profit	38,606	29,766	72,541	58,613

Stream interests
Revenues	18,179	13,601	36,305	25,619
Less: cost of sales (excluding depletion)	(2,389)	(1,522)	(3,863)	(2,803)
Cash margin (in dollars)	15,790	12,079	32,442	22,816

Depletion	(4,205)	(3,691)	(9,239)	(8,133)
Gross profit	11,585	8,388	23,203	14,683

Royalty and stream interests
Total cash margin (in dollars)	57,804	45,763	111,101	89,451
Divided by: total revenues	60,364	47,391	115,280	92,438
Cash margin (in percentage of revenues)	95.8%	96.6%	96.4%	96.8%

Total - Gross profit	50,191	38,154	95,744	73,296

(e) G&A expenses increased in the three and six months ended June 30, 2025 to $5.9 million and $10.9 million, respectively, compared to $4.6 million and $9.2 million in the three and six months ended June 30, 2024. The increased expenses in 2025 was mainly the result of a higher compensation expense (including increased share-based compensation), increased activities that translated into additional professional fees and, to a lesser extent, fees related to the change of name. The significant number of options exercised during the period also increased the social charges payable by the Company on the taxable gains realized by the holders of the share options. The increase in share-based compensation was mainly due to higher performance results of the performance-based restricted share units.

(f) Business development expenses increased in the three and six months ended June 30, 2025 to $2.8 million and $4.9 million, respectively, compared to $1.5 million and $2.5 million in the three and six months ended June 30, 2024. The increased expenses in 2025 were mainly the result of a higher compensation expense (including increased share-based compensation) and increased activities. The significant number of options exercised during the period also increased the social charges payable by the Company on the taxable gains realized by the holders of the share options. The increase in share-based compensation was mainly due to higher performance results of the performance-based restricted share units.

_____________________________________________

7 Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

(g) As a result of the failure at the heap leach facility of the Eagle Gold mine, management performed an impairment assessment on the Eagle Gold mine royalty interest as at June 30, 2024 and recorded a non-cash impairment loss of $49.6 million.

(h) Other expenses, net of $2.0 million in the second quarter of 2025 include a share of loss of associates of $2.1 million and finance costs of $1.1 million, partially offset by interest income of $0.6 million and a foreign exchange gain of $0.7 million.

Other expenses, net of $4.5 million in the second quarter of 2024 include a share of loss of associates of $2.3 million, finance costs of $2.1 million and a foreign exchange loss of $0.8 million, partially offset by interest income of $0.9 million.

Other expenses, net of $7.0 million in the first half of 2025 include a share of loss of associates of $5.9 million and finance costs of $2.9 million, partially offset by interest income of $1.2 million and a foreign exchange gain of $0.8 million.

Other expenses, net of $17.0 million in the first half of 2025 include a share of loss of associates of $12.3 million, finance costs of $4.8 million and a foreign exchange loss of $3.2 million, partially offset by interest income of $1.8 million and a change in expected credit loss of $1.4 million.

(i) The effective income tax rate in the second quarter and first half of 2025 is 18.0% and 20.5%, respectively, compared to 30.1% and 15.7% in the comparative periods of 2024. The statutory rate is 26.5% in 2025 and 2024. The elements that impacted the effective income tax rates are other income not taxable, other expenses not deductible and revenues taxable at different rates.

Current income taxes of $6.0 million and $6.6 million were recognized in the second quarter and first half of 2025, respectively, of which $0.6 million and $1.2 million were paid during the related periods on royalties earned in foreign jurisdictions. An amount of $5.4 million is related to income taxes payable in Canada for the first half of 2025. These income taxes will only be payable in the first quarter of 2026, as it will be the first year that OR Royalties will be cash taxable in Canada since its creation in 2014. Starting in 2026, the Company will be required to make tax instalments to the Federal and Provincial governments in Canada.

Liquidity and Capital Resources

As at June 30, 2025, the Company's cash position amounted to $49.6 million compared to $59.1 million as at December 31, 2024.

Significant variations in the liquidity and capital resources for the three and six months ended June 30, 2025 are summarized below (in thousands of dollars) and explained under the Cash Flows section of this MD&A.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Revolving credit facility

In May 2025, the Company amended its existing revolving credit facility (the "Credit Facility"), including the conversion from a Canadian dollar denominated facility to a United States dollar denominated facility, as well as an increase in the overall size of the Credit Facility. Under the amended agreement, the Company has now access to a Credit Facility of $650.0 million with an additional uncommitted accordion of up to $200.0 million (subject to acceptance by the lenders). The previous credit facility agreement had a maximum amount of C$550.0 million with an uncommitted accordion of up to C$200.0 million.

The maturity date of the Facility was extended from April 30, 2028 to May 30, 2029. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalties, streams and other interests, and is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, Canadian Overnight Repo Rate Average ("CORRA") or Secured Overnight Financing Rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. As at June 30, 2025, the effective interest rate on the drawn balance was 4.88%, including the applicable margin.

The Facility includes quarterly covenants that require the Company to maintain certain financial ratios, including leverage ratios, and to meet certain non-financial requirements. As at June 30, 2025, all such ratios and requirements were met.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Cash Flows

The following table summarizes the cash flows for the three and six months ended June 30, 2025 and 2024 (in thousands of dollars):

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$	$	$	$
Cash flows
Operations	45,019	40,094	92,072	77,952
Working capital items	6,356	(1,860)	5,382	(2,356)
Operating activities	51,375	38,234	97,454	75,596
Investing activities	(19,380)	(3,705)	(36,046)	(528)
Financing activities	(46,040)	(38,444)	(71,489)	(77,401)
Effects of exchange rate changes on cash	601	(171)	611	(853)
Net decrease in cash	(13,444)	(4,086)	(9,470)	(3,186)
Cash - beginning of period	63,070	52,104	59,096	51,204
Cash - end of period	49,626	48,018	49,626	48,018

Operating Activities

Second quarter of 2025

In the second quarter of 2025, cash flows provided by operating activities amounted to $51.4 million compared to $38.2 million in the second quarter of 2024. The increase was mainly the result of higher revenues, partially offset by higher cost of sales and higher G&A and business development expenses.

First half of 2025

In the first half of 2025, cash flows provided by operating activities amounted to $97.5 million compared to $75.6 million in the first half of 2024. The increase was mainly the result of higher revenues, partially offset by higher cost of sales and higher G&A and business development expenses.

Investing Activities

Second quarter of 2025

In the second quarter of 2025, cash flows used in investing activities amounted to $19.4 million compared to $3.7 million in the second quarter of 2024.

In the second quarter of 2025, OR Royalties invested a total of $17.9 million in royalty and stream interests, including $13.0 million to acquire a silver stream on the South Railroad project, and acquired investments for $1.0 million.

In the second quarter of 2024, $3.7 million were invested to acquire short-term investments from an associate (the investee ceased to be an associate in June 2025).

First half of 2025

In the first half of 2025, cash flows used in investing activities amounted to $36.0 million compared to $0.5 million in the first half of 2024.

In the first half of 2025, OR Royalties invested a total of $23.2 million in royalty and stream interests, including $13.0 million to acquire a silver stream on the South Railroad project, acquired equity investments for $10.8 million and other investments for $1.6 million.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Financing Activities

Second quarter of 2025

In the second quarter of 2025, cash flows used in financing activities amounted to $46.0 million compared to $38.4 million in the second quarter of 2024.

In the second quarter of 2025, OR Royalties repaid an amount of $40.0 million under its revolving credit facility, paid $7.9 million in dividends and $5.7 million in withholding taxes on the settlement of restricted and deferred share units. OR Royalties received proceeds from the exercise of share options and the share purchase plan for $8.9 million during the same period.

In the second quarter of 2024, OR Royalties repaid an amount of $32.3 million under its revolving credit facility and paid $7.4 million in dividends. OR Royalties received proceeds from the exercise of share options and the share purchase plan for $2.0 million during the same period.

First half of 2025

In the first half of 2025, cash flows used in financing activities amounted to $71.5 million compared to $77.4 million in the first half of 2024.

In the first half of 2025, OR Royalties repaid a net amount of $59.6 million under its revolving credit facility, paid $15.5 million in dividends and $6.4 million in withholding taxes on the settlement of restricted and deferred share units. OR Royalties received proceeds from the exercise of share options and the share purchase plan for $11.5 million during the same period.

In the first half of 2024, OR Royalties repaid an amount of $64.7 million under its revolving credit facility, paid $15.1 million in dividends and $2.2 million in withholding taxes on the settlement of restricted and deferred share units. OR Royalties received proceeds from the exercise of share options and the share purchase plan for $5.6 million during the same period.

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2025		2024				2023
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

GEOs	19,700	19,014	20,005	18,408	20,068	22,259	23,275	23,292
Cash	49,626	63,070	59,096	43,366	48,018	52,104	51,204	52,330
Total assets	1,442,191	1,388,729	1,377,634	1,385,713	1,382,089	1,444,017	1,486,472	1,663,396
Total long-term debt	35,655	74,346	93,900	59,816	79,610	112,135	145,080	233,262
Equity	1,290,360	1,213,894	1,188,953	1,215,186	1,215,186	1,237,585	1,247,931	1,227,238
Revenues	60,364	54,916	56,742	41,977	47,391	45,047	47,835	46,276
Net cash flows from operating activities	51,375	46,079	49,765	34,564	38,234	37,362	37,148	32,408
Impairment of assets, net of income taxes	-	-	-	-	36,425	-	66,537	20,639
Net earnings (loss)	32,358	25,640	7,105	13,409	(15,416)	11,169	(51,234)	(14,703)
Basic and diluted net earnings (loss) per share	0.17	0.14	0.04	0.07	(0.08)	0.06	(0.28)	(0.08)
Weighted average shares outstanding (000's)
- Basic	187,746	186,979	186,747	186,408	186,217	185,761	185,353	185,304
- Diluted	189,081	188,425	188,180	187,732	186,217	186,870	185,353	185,304
Share price - TSX - closing (C$)	35.00	30.37	26.03	25.05	21.32	22.23	18.91	15.95
Share price - NYSE - closing	25.71	21.12	18.10	18.51	15.58	16.42	14.28	11.75
Price of gold (average)	3,280	2,860	2,663	2,474	2,338	2,070	1,971	1,928
Closing exchange rate (2) (C$/US$)	0.7330	0.6956	0.6950	0.7408	0.7306	0.7380	0.7561	0.7396

(1) Unless otherwise noted, financial information is in U.S. dollars and prepared in accordance with IFRS Accounting Standards.

(2) Bank of Canada Daily Rate.

In the first and second quarters of 2025, the Company repaid net amounts of $19.6 million and $40.0 million on its revolving credit facility, respectively.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

During the fourth quarter of 2024, the Company drew $35.0 million on its revolving credit facility to finance the acquisition of royalty and stream interests. During the second quarter of 2024, the Company repaid $32.3 million on its revolving credit facility and recorded an impairment loss of $49.6 million ($36.4 million, net of income taxes) on its Eagle Gold mine royalty interest.

During the first quarter of 2024, the Company repaid $32.4 million on its revolving credit facility.

During the fourth quarter of 2023, the Company sold its equity investment in Osisko Mining Inc. for net proceeds of $94.3 million and used the funds to partly repay a portion of its revolving credit facility. The Company also incurred an impairment charge of $17.8 million on the Tintic stream and $48.8 million on the equity investment in Osisko Development.

Segment Disclosure

The President and Chief Executive Officer (chief operating decision-maker) organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows are attributable to this single operating segment. The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues, including revenues derived from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests, are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the six months ended June 30, 2025 and 2024, royalty, stream and other interest revenues were earned from the following jurisdictions (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2025

Royalties	75,947	2,309	296	423	-	78,975
Streams	5,762	14,908	8,763	-	6,872	36,305
	81,709	17,217	9,059	423	6,872	115,280

2024

Royalties	66,302	412	105	-	-	66,819
Streams	4,001	11,192	5,771	-	4,655	25,619
	70,303	11,604	5,876	-	4,655	92,438

(i) 91% of North America's revenues were generated from Canada during the six months ended June 30, 2025 (91% during the six months ended June 30, 2024).

For the six months ended June 30, 2025, two royalty and stream interests generated revenues of $62.8 million (two royalty and stream interests generated revenues of $50.5 million for the six months ended June 30, 2024), which represented 54% of revenues (55% of revenues for the six months ended June 30, 2024), including one royalty interest that generated revenues of $47.9 million ($39.3 million for the six months ended June 30, 2024).

For the six months ended June 30, 2025, revenues generated from precious metals represented 96% of total revenues (99% for the six months ended June 30, 2024).

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at June 30, 2025 and December 31, 2024, which is based on the location of the properties related to the royalty, stream or other interests (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

June 30, 2025

Royalties	407,974	133,235	62,178	52,467	5,272	10,898	672,024
Streams	162,585	124,266	133,015	-	22,300	31,314	473,480
Offtakes	-	-	7,067	-	3,704	-	10,771

	570,559	257,501	202,260	52,467	31,276	42,212	1,156,275

December 31, 2024

Royalties	392,520	127,008	57,646	49,906	-	10,333	637,413
Streams	146,408	127,974	136,386	-	22,300	32,603	465,671
Offtakes	-	-	7,067	-	3,704	-	10,771

	538,928	254,982	201,099	49,906	26,004	42,936	1,113,855

(i) 77% of North America's net interests are located in Canada as at June 30, 2025 (78% as at December 31, 2024).

Related Party Transactions

The were no material transactions with related parties during the six months ended June 30, 2025.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Contractual Obligations and Commitments

Investments in royalty and stream interests

As at June 30, 2025, significant commitments related to the acquisition of royalties and streams are detailed in the following table. The Company intends to meet these commitments by using its cash balance, from its expected operating cash flows to be generated from its operations and/or by drawdowns on its revolving credit facility.

Company	Project (asset)	Installments	Triggering events

Gold Resource Corporation	Back Forty project (gold stream)	$5.0 million	Receipt of all material permits for the construction and operation of the project.
		$25.0 million	Pro-rata to drawdowns with construction finance facility.

SolGold plc	Cascabel project (gold stream)	$10.0 million (i)	Achievement of operational milestones, including execution of the amended investment protection agreement, completion of geotechnical drilling and finalization of the tailings storage facility design sufficient for a minimum of 10 years of operation.
		$10.0 million	Achievement of operational milestones, including submission of all final permit applications for the construction and operation of the project.
		$195.0 million	Pro-rata to drawdowns with construction finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	C$45.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way, surface rights on the property and all material construction permits, positive construction decision, and raising a minimum of C$135.0 million in non-debt financing and demonstrating that the financial assurance required to allow Falco to proceed with the commencement of mining activities can be satisfied, as applicable.
		C$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		C$40.0 million (optional)	Payable with fourth installment, at sole election of OR Royalties, to increase the silver stream to 100% of payable silver (from 90%).

(i) The installment of $10.0 million was disbursed by OR Royalties International in July 2025.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Stream and offtake purchase agreements

The following table summarizes the significant commitments related to producing assets and assets in advance stage of development to pay for metals and other commodities to which OR Royalties has the contractual right pursuant to the associated purchase agreements:

	Attributable payable production to be purchased		Per ounce/tonnes/carat cash payment		Term of agreement	Date of contract
Interest	Silver	Other	Silver	Other
CSA streams (1)	100%	3.0 - 4.875% (Copper)	4%	4%	Life of mine	June 2023
Gibraltar stream (2)	100%		nil		Life of mine	March 2018 Amended Dec. 2024
Mantos Blancos stream (3)	100%		8% spot		Life of mine	September 2015 Amended Aug. 2019
Sasa stream (4)	100%		$6.545		40 years	November 2015

(1) OR Royalties International will receive refined silver equal to 100% of the payable silver produced from the CSA mine for the life of the mine, and will be entitled to receive refined copper equal to 3.0% of payable copper produced from the CSA mine until the 5th anniversary of the agreements, then 4.875% of payable copper produced from the CSA mine until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from the CSA mine for the remaining life of the mine. On the 5th anniversary of the Closing Date, MAC Copper will have the option to exercise certain buy-down rights by paying a one-time cash payment to OR Royalties International of $20.0 million to $40.0 million. If the option is exercised, OR Royalties International will still be entitled to receive refined copper equal to 3.25% - 4.0625% of payable copper produced from the CSA mine until 23,900 to 28,450 metric tonnes have been delivered in aggregate, and thereafter 1.5% - 1.875% of payable copper produced from the CSA mine for the remaining life of the mine. As of June 30, 2025, 1,238 tonnes of copper have been delivered to OR Royalties International under the stream agreements.

(2) OR Royalties will receive from Taseko an amount of silver production equal to 100% of Gibraltar mine's production, until reaching the delivery to OR Royalties of 6.8 million ounces of silver, and 35% of production thereafter. As of June 30, 2025, a total of 1.5 million ounces of silver have been delivered under the stream agreement.

(3) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%. As of June 30, 2025, a total of 6.8 million ounces of silver have been delivered to OR Royalties International under the stream agreement.

(4) Price subject to the lesser of 3% or inflation over the previous calendar year measured by the consumer price index (CPI) per ounce price escalation after 2016.

Off-Balance Sheet Items

There are no significant off-balance sheet arrangements, other than the contractual obligations and commitments mentioned above.

Outstanding Share Data

As of August 5, 2025, 188,176,647 common shares and 1,340,767 share options were issued and outstanding.

Subsequent Events to June 30, 2025

Revolving credit facility

Subsequent to June 30, 2025, the Company repaid a total amount of $21.0 million on its revolving credit facility.

Dividends

On August 5, 2025, the Board of Directors declared a quarterly dividend of $0.055 per common share payable on October 15, 2025 to shareholders of record as of the close of business on September 30, 2025.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Risks and Uncertainties

The Company is a royalty, stream, and similar interests holder and investor that operates in an industry that is subject to a number of risk factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in OR Royalties' most recent Annual Information Form, and the other information filed with the Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"). If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please refer to the Risk Factors section of OR Royalties' most recent Annual Information Form other information filed with the Canadian securities regulators and the SEC on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three and six months ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS Accounting Standards, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three and six months ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Basis of Presentation of Consolidated Financial Statements

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the years ended December 31, 2024 and 2023, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year.

The financial statements included herein reflect all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and six months ended June 30, 2025 are not necessarily indicative of the results to be expected for the full year. Taxes on income in the respective interim periods have been accrued using the tax rates that would be applicable to expected total annual income.

Change in presentation currency

During the year ended December 31, 2024, the Company elected to change its presentation currency from Canadian dollars ("C$") to U.S. dollars. The change in presentation currency is to improve investors and other stakeholders' ability to compare the Company's financial results with other precious metals royalty and streaming companies, who mostly report their results in U.S. dollars.

In accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, this change in presentation currency was applied retrospectively as if the new presentation currency had always been the Company's presentation currency and, accordingly, the comparative figures for 2024 have been restated (including in the notes to the condensed interim consolidated financial statements).

Accounting standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2025. These standards, interpretations to existing standards and amendments, other than IFRS 18 Presentation and Disclosure in Financial Statements and the amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which are presented below, are not expected to have any significant impact on the Company or are not considered material and are therefore not discussed herein.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. IFRS 18 was issued in response to investors' concerns about the comparability and transparency of entities' performance reporting. The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how 'operating profit or loss' is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The key new concepts introduced in IFRS 18 relate to:

  the structure of the statement of profit or loss;
  required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and
  enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its 'operating profit or loss'.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. Management is currently assessing the impact of the new standard on its consolidated financial statements.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Amendments - IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7, which respond to recent questions arising in practice. The amendments were issued to:

  clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
  clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion;
  add new disclosures for certain instruments with contractual terms that can change cash flows; and
  update disclosures for equity instruments designated at fair value through other comprehensive income.

The new requirements will apply from January 1, 2026, with early application permitted. Management is currently assessing the impact of the amendments on its consolidated financial statements.

Critical Accounting Estimates and Significant Judgements

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The critical accounting estimates, as well as the significant judgements in applying the Company's accounting policies are consistent with those reported in the annual consolidated financial statements for the years ended December 31, 2024 and 2023, and are detailed in the notes to the audited consolidated financial statements for the years ended December 31, 2024 and 2023, filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on OR Royalties' website at www.ORroyalties.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the notes to the audited consolidated financial statements for the years ended December 31, 2024 and 2023 and in the interim unaudited consolidated financial statements for the three and six months ended June 30, 2025 and 2024, both filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on OR Royalties' website at www.ORroyalties.com.

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Guy Desharnais, Ph.D., P.Geo, Vice President, Project Evaluation at OR Royalties, who is a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Non-IFRS Financial Performance Measures

Cash margin (in dollars and in percentage of revenues)

Cash margin in dollars and in percentage of revenues are non-IFRS financial measures. Cash margin (in dollars) is defined by OR Royalties as revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) is obtained from the cash margin (in dollars) divided by revenues.

Management uses cash margin in dollars and in percentage of revenues to evaluate OR Royalties' ability to generate positive cash flow from its royalty, stream and other interests. Management and certain investors also use this information, together with measures determined in accordance with IFRS Accounting Standards such as gross profit and operating cash flows, to evaluate OR Royalties' performance relative to peers in the mining industry who present these measures on a similar basis. Cash margin in dollars and in percentage of revenues are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

A reconciliation of the cash margin per type of interests (in dollars and in percentage of revenues) is presented under the Overview of Financial Results section of this MD&A.

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings and adjusted earnings per basic share are non-IFRS financial measures and are defined by OR Royalties by excluding the following items from net earnings (loss) and net earnings (loss) per share: foreign exchange gains (losses), impairment charges and reversal related to royalty, stream and other interests, changes in allowance for expected credit losses, write-offs and impairment of investments, gains (losses) on disposal of assets, gains (losses) on investments, share of income (loss) of associates, transaction costs and other items such as non-cash gains (losses), as well as the impact of income taxes on these items. Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

Management uses adjusted earnings and adjusted earnings per basic share to evaluate the underlying operating performance of OR Royalties as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its consolidated financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net earnings (loss) and net earnings (loss) per basic share, investors and analysts use adjusted earnings and adjusted earnings per basic share to evaluate the results of the underlying business of OR Royalties, particularly since the excluded items are typically not included in OR Royalties' annual guidance. While the adjustments to net earnings (loss) and net earnings (loss) per basic share in these measures include items that are both recurring and non-recurring, management believes that adjusted earnings and adjusted net earnings per basic share are useful measures of OR Royalties' performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of the core operating results from period to period, are not always reflective of the underlying operating performance of the business and/or are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per basic share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of net earnings to adjusted net earnings is presented below:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings (loss)	32,358	(15,416)	57,998	(4,247)

Adjustments:
Impairment of royalty interests	-	49,558	-	49,558
Foreign exchange (gain) loss	(665)	782	(825)	3,193
Share of loss of associates	2,113	2,278	5,865	12,331
Changes in allowance for expected credit losses and write-offs	-	-	-	(1,399)
Loss (gain) on investments	24	259	310	(79)
Tax impact of adjustments	305	(13,223)	264	(13,087)

Adjusted earnings	34,135	24,238	63,612	46,270

Weighted average number of common shares outstanding (000's)	187,746	186,217	187,362	186,009

Adjusted earnings per basic share	0.18	0.13	0.34	0.25

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Forward-Looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of OR Royalties' assets (including increase of production), the 2025 guidance on GEOs and cash margin and the 5-year outlook on GEOs included under "Guidance for 2025 and 5-Year Outlook" and other guidance based on disclosure from operators, OR Royalties' ability to continue to promote sustainable development through its investments, maintaining or improving ESG ratings and rankings, successful implementation of OR Royalties climate strategy, timely developments of mining properties over which OR Royalties has royalties, streams, offtakes and investments, management's expectations regarding OR Royalties' growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities, future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and statements and guidance as to gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, including the assumptions set out under "Guidance for 2025 and 5-Year Outlook", and no assurance can be given that the estimates or related guidance will be realized. Forward-looking statements are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or by statements that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of OR Royalties, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which OR Royalties holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating to title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by OR Royalties, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which OR Royalties holds a royalty, stream or other interest are located or through which they are held, (e) continued availability of capital and financing to OR Royalties or the operators of properties, and general economic, market or business conditions, and (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on OR Royalties' business, operations and financial condition; (g) impact related to climate changes or technologies which may affect the implementation of OR Royalties' climate strategy and achievement of carbon neutrality, that criteria will continue to be met to achieve improved ESG ratings, that actual facts may significantly differs from hypothesis used in any assessment scenario analysis (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by OR Royalties, (b) the integration of acquired assets  (c) the determination of OR Royalties' Passive Foreign Investment Company ("PFIC") status (d) OR Royalties' ability to deliver on its climate strategy, that OR Royalties' efforts in maintaining carbon neutrality will be achieved and that any efforts toward reducing OR Royalties' carbon emission or to support decarbonization efforts of OR Royalties' partners will be successful, or (e) the availability of funds to finance community investments. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Company's ongoing income and assets relating to determination of its PFIC status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended, OR Royalties' continued commitment toward improving sustainability goals, the continued validity of science and reasonableness of hypothesis relating to climate change and assessment scenario analysis, the absence of material changes to the regulatory framework relating to climate and climate related disclosure, the compliance by directors and employees to the corporate policies, the availability of funds to continue to support community investments and, with respect to properties in which OR Royalties holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of OR Royalties filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. OR Royalties cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. OR Royalties believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this MD&A are not guarantee of future performance and should not be unduly relied upon. In this MD&A, OR Royalties relies on information publicly disclosed by other issuers and third-parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. This MD&A includes website addresses and references to additional materials found on those websites. These websites and information contained on or accessible through these websites are not incorporated by reference into, and do not form a part of, this MD&A or any other report or document foled by OR Royalties with the Canadian securities regulators or the SEC, and any references to any websites are intended to be inactive textual references only. These statements speak only as of the date of this MD&A. OR Royalties undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

OR Royalties is subject to the reporting requirements of the applicable Canadian securities laws, and as a result, reports its mineral resources and reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 ("NI 43-101"). The definitions of NI 43-101 are adopted from those described by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). In a number of cases OR Royalties has disclosed resource and reserve estimates covering properties related to the mining assets that are not based on CIM definitions, but instead have been prepared in reliance upon JORC and S-K 1300 (collectively, the "Acceptable Foreign Codes"). Estimates based on Acceptable Foreign Codes are recognized under NI 43-101 in certain circumstances. New mining disclosure rules under Subpart 1300 of Regulation S-K ("S-K 1300") became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. CIM definitions are not identical to those of the Acceptable Foreign Codes, the resource and reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar reserve and resource estimates. Nonetheless, readers are cautioned that there are differences between the terms and definitions of the CIM and the Acceptable Foreign Codes, and there is no assurance that mineral reserves or mineral resources would be identical had the owner or operator prepared the reserve or resource estimates under another code. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the S-K 1300. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

OR Royalties Inc.	Management’s Discussion and Analysis
2025 – Second Quarter Report

Corporate Information

OR Royalties Inc. - Head Office	OR Royalties International Ltd.
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@ORroyalties.com	Fax: (441) 292-6140
Web site: www.ORroyalties.com	Michael Spencer, President
Brendan Pidcock, Vice President, Technical Services

OR Royalties Inc. - Toronto Office
100 King Street West
Suite 5710
Toronto, Ontario, Canada M5X 1K1

Directors	Officers
Norman MacDonald, Chair	Jason Attew, President and Chief Executive Officer
Jason Attew, President and Chief Executive Officer	Guy Desharnais, Vice President, Project Evaluation
Edie Hofmeister	Iain Farmer, Vice President, Corporate Development
William Murray John	André Le Bel, Vice President, Legal Affairs and
Pierre Labbé	Corporate Secretary
Wendy Louie	Grant Moenting, Vice President, Capital Markets
Candace MacGibbon	Frédéric Ruel, Vice President, Finance and Chief
David Smith	Financial Officer
Heather Taylor, Vice President, Sustainability and Communications

Qualified Person (as defined by NI 43-101)

Guy Desharnais, Ph.D., P.Geo, Vice-President, Project Evaluation

Exchange listings - common shares

Toronto Stock Exchange: OR

New York Stock Exchange: OR

Dividend Reinvestment Plan

Information available at https://ORroyalties.com/dividends/drip/

Transfer Agents

Canada: TSX Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditors

PricewaterhouseCoopers LLP